UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Carbonite, Inc., a Delaware corporation (“Carbonite”). The address of Carbonite’s principal executive office is Two Avenue de Lafayette, Boston, Massachusetts 02111 and its telephone number is (617) 587-1100.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Carbonite’s common stock, par value $0.01 per share. As of the close of business on November 21, 2019, there were 35,042,212 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Carbonite, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Carbonite for a purchase price of $23.00 per Share in cash (the “Offer Price”), net to the seller of any withholding of taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2019, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by OpenText and Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 25, 2019. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Carbonite’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated November 10, 2019, among Carbonite, OpenText and Merger Sub, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Carbonite (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Carbonite continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of OpenText, without a meeting or vote of stockholders of Carbonite. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Carbonite, OpenText, Merger Sub, any wholly owned subsidiary of OpenText (other than Merger Sub) or of Merger Sub, any wholly owned subsidiary of Carbonite or by stockholders of Carbonite who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without interest thereon and net of any withholding of taxes. The treatment of equity awards under Carbonite’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Carbonite and Its Executive Officers and Directors”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by OpenText and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding immediately following the consummation of the Offer (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and a decision of the competition authority in Germany to authorize, not to oppose, or not to exercise jurisdiction over, the transactions contemplated by the Merger Agreement; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by OpenText and Carbonite. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Merger Sub may, without the consent of Carbonite, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), to permit such Offer Condition to be satisfied; (ii) if, as of the then-scheduled expiration date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Merger Sub in its sole discretion, Merger Sub shall, and OpenText shall cause Merger Sub to, at the request of Carbonite, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), to permit such Offer Condition(s) to be satisfied; (iii) if, as of the then-scheduled expiration date, all Offer Conditions have been satisfied or waived by Merger Sub in its sole discretion, other than the Minimum Condition, Merger Sub shall, and OpenText shall cause Merger Sub to, at the request of Carbonite, extend the Offer on up to three (3) occasions, for additional periods of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), to permit the Minimum Condition to be satisfied; and (iv) Merger Sub shall extend the Offer from time to time for, (A) any period required by any legal requirement, any interpretation or position of the SEC or its staff or the Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer; and (B) periods of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), until all waiting periods (and any extensions thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated. Without the written consent of Carbonite, Merger Sub shall not be permitted to, and without the written consent of Merger Sub, Merger Sub shall not be required to, extend the Offer beyond the earlier to occur of the termination of the Merger Agreement and the End Date (as defined below). Merger Sub shall not terminate the Offer prior to the expiration date (as it may be extended) without the written consent of Carbonite.

As set forth in the Schedule TO, the address of the principal executive office of OpenText and Merger Sub is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1. The telephone number of each is (519) 888-7111.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Carbonite, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Carbonite or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) OpenText, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Carbonite (the “Carbonite Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements With OpenText and Merger Sub and Their Affiliates

Merger Agreement

On November 10, 2019, Carbonite, OpenText and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Carbonite, OpenText and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Carbonite’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Carbonite to OpenText and Merger Sub and representations and warranties made by OpenText and Merger Sub to Carbonite. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Carbonite, OpenText or Merger Sub in Carbonite’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Carbonite to OpenText and Merger Sub in connection with the signing of the Merger Agreement. Such confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Carbonite, OpenText and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Carbonite, OpenText or Merger Sub. Carbonite’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Carbonite, OpenText, Merger Sub or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 21, 2019, OpenText and Carbonite entered into a confidential disclosure agreement (the “Confidentiality Agreement”), in connection with OpenText’s consideration of a possible strategic transaction with Carbonite. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two (2) years from the date of the Confidentiality Agreement. OpenText also agreed to abide by a standstill provision for a period of one (1) year, which standstill provision automatically terminates prior to the expiration of the one (1)-year term in certain situations. The Confidentiality Agreement contains a non-solicitation provision prohibiting OpenText and any of its affiliates or representatives, for a period of eighteen (18) months from the date of the Confidentiality Agreement, from soliciting for employment any executive level employee of Carbonite, or any of its subsidiaries, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

On November 7, 2019, Carbonite and OpenText entered into an agreement with respect to exclusivity pursuant to which each party agreed that from the date thereof until 11:59 p.m. Eastern time on November 12, 2019, Carbonite would not, and would cause its affiliates, directors, officers, employees, advisors, and other representatives not to, directly or indirectly, (a) initiate, solicit, facilitate or encourage any inquiries, discussions or proposals regarding (including by providing any information to any person or entity for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in any way in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, other than any transaction involving OpenText, any (i) direct or indirect acquisition or purchase by any person or entity (by merger, consolidation, or otherwise) of a material number of the issued and outstanding shares of Carbonite or all or a material portion of the assets of Carbonite and its subsidiaries, taken as a whole, or (ii) any other transaction that could reasonably be expected to impede, interfere with, prevent, materially delay or limit the economic benefit to OpenText of the transaction. Carbonite agreed it would promptly notify OpenText of, and communicate to OpenText the terms of any inquiry, discussion or proposal regarding any such alternative transaction, including the identity of the relevant third party.

Arrangements Between Carbonite and Its Executive Officers and Directors

Certain of Carbonite’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The Carbonite Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Carbonite Board — Reasons for the Recommendation.”

For further information with respect to the arrangements between Carbonite and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Carbonite’s current executive officers and directors are as follows:

Name	Position
Stephen Munford	Interim Chief Executive Officer and President/Executive Chairman of the Board
Anthony Folger	Chief Financial Officer
John Post	Chief Operating Officer
Chad Bacher	Chief Product Officer
Hal Lonas	Chief Technology Officer
Craig Stilwell	Chief Revenue Officer
Cassandra Hudson	Vice President of Finance and Chief Accounting Officer
Paul Mellinger	Senior Vice President of Global Sales
David Friend	Board Member
Todd Krasnow	Board Member
Scott Daniels	Board Member
Charles Kane	Board Member
Marina Levinson	Board Member
Linda Connly	Board Member

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Carbonite’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Carbonite. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Carbonite. As of November 8, 2019, the executive officers and directors of Carbonite beneficially owned, in the aggregate, 1,142,665 Shares (which, for this purpose, excludes unvested Shares subject to forfeiture restrictions, Shares underlying Company Options (as defined below, whether or not currently exercisable) and Company RSUs and Company PSUs (each as defined below)).

The following table sets forth as described above the number of Shares beneficially owned as of November 8, 2019, by each of Carbonite’s current executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Stephen Munford	32,570	749,110
Anthony Folger	327,133	7,524,059
John Post	—	—
Chad Bacher	—	—
Hal Lonas	—	—
Craig Stilwell	—	—
Paul Mellinger	27,019	621,437
Cassandra Hudson	11,951	274,873
David Friend	380,782	8,757,986
Todd Krasnow	283,623	6,523,329
Scott Daniels	36,070	829,610
Charles Kane	32,570	749,110
Marina Levinson	10,947	251,781
Linda Connly	—	—
All of Carbonite’s current directors and executive officers as a group (14 persons)	1,142,665	26,281,295

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, as of the Effective Time, each option to purchase Shares (a “Company Option”) that is then outstanding, whether or not vested and exercisable and which has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes.

The Merger Agreement provides that, as of the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested or exercisable, will be cancelled with no consideration payable in respect thereof.

The Merger Agreement provides that, as of the Effective Time, each time-vesting restricted stock unit with respect to Shares (including awards that were originally subject to performance vesting conditions for which the performance period has ended, a “Company RSU”) that is then outstanding will be cancelled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU, subject to any required withholding taxes. The Merger Agreement also provides that unvested restricted Shares subject to vesting and forfeiture restrictions will become fully vested immediately prior to the Effective Time and the holder thereof will be entitled to receive an amount equal to the Offer Price in the Merger.

The Merger Agreement provides that restricted stock units the vesting of which is subject to performance conditions pursuant to an ongoing performance period (“Company PSUs”) will be treated in the same manner as Company RSUs, except that (1) for Company PSUs subject to attainment of annual recurring revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets, the number of Shares subject to the award will be determined based on achievement of 100% of target for both metrics and (2) for Company PSUs where vesting is based on relative total shareholder return, the Carbonite Board will, prior to the Effective Time, determine in good faith and consultation with OpenText the number of Shares earned under such award in accordance with the applicable award agreement.

The following table sets forth, for each of Carbonite’s executive officers and the members of the Carbonite Board (i) the number of vested In the Money Options held as of November 8, 2019 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the exercise price of such In the Money Options by the number of Shares subject to the In the Money Options, assuming that the Effective Time occurs on December 24, 2019. There are no unvested options held by any executive officer or director.

Name of Executive Officer or Director	Number of Shares subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options ($)
Stephen Munford	43,000	488,480
Anthony Folger	200,000	2,516,750
John Post	—	—
Chad Bacher	—	—
Hal Lonas	—	—
Craig Stilwell	—	—
Paul Mellinger	—	—
Cassandra Hudson	1,562	19,681
David Friend	100,000	910,000
Todd Krasnow	60,500	726,655
Scott Daniels	—	—
Charles Kane	56,500	663,730
Marina Levinson	—	—
Linda Connly	—	—

The following table sets forth, for each of Carbonite’s executive officers and the members of the Carbonite Board (i) the number of Company RSUs held as of November 8, 2019 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price, assuming that the Effective Time occurs on December 24, 2019.

	Company RSUs/Restricted Shares
Name of Executive Officer or Director	Number of Shares subject to Company RSUs/ Restricted Shares (#)	Cash Consideration for Company RSUs/Restricted Shares ($)
Stephen Munford	107,903	2,481,769
Anthony Folger	77,439	1,781,097
John Post	85,903	1,975,769
Chad Bacher	50,017	1,150,391
Hal Lonas	50,017	1,150,391
Craig Stilwell	135,129	3,107,985

	Company RSUs/Restricted Shares
Name of Executive Officer or Director	Number of Shares subject to Company RSUs/ Restricted Shares (#)	Cash Consideration for Company RSUs/Restricted Shares ($)
Paul Mellinger	5,128	117,944
Cassandra Hudson	32,983	758,609
Linda Connly	15,299	351,877
Scott Daniels	8,207	188,761
David Friend	8,207	188,761
Todd Krasnow	8,207	188,761
Charles Kane	8,270	188,761
Marina Levinson	10,699	246,077

The following table sets forth, for each of Carbonite’s executive officers (i) the number of Company PSUs held as of November 8, 2019 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company PSU by the Offer Price, assuming the Effective Time occurs on December 24, 2019, and applying the change in control vesting provisions of the applicable awards (which for TSR awards granted in February, May and July 2019 assumes performance at 0% of target for relative total shareholder return and for TSR awards granted in September 2019, assumes performance at 200% of target for relative total shareholder return (in both cases based on Carbonite’s estimates of actual performance)).

	Company PSUs
Name of Executive Officer	Number of Shares subject to Company PSUs (#)	Cash Consideration for Company PSUs ($)
Stephen Munford	70,866	1,629,918
Anthony Folger	70,866	1,629,918
John Post	82,978	1,908,494
Chad Bacher	52,614	1,210,122
Hal Lonas	52,614	1,210,122
Craig Stilwell	70,866	1,629,918
Paul Mellinger	—	—
Cassandra Hudson	28,346	651,958

Severance Plans

Carbonite has adopted the Senior Executive Severance Plan which provides for the payment of severance and other benefits to our executive officers (other than Mr. Munford and Ms. Cassandra Hudson), in a standardized manner, in the event of a termination of employment with Carbonite (i) by Carbonite other than for cause or (ii) by a senior executive for good reason, each as defined in Carbonite’s 2011 Equity Award Plan (each, a “Terminating Event”). In the event of a Terminating Event that occurs within the twelve (12) months following a change in control with respect to Carbonite, the senior executive would be eligible to receive a lump sum payment equal to the sum of (i) the executive’s annual base salary and (ii) the executive’s target bonus as if it had been achieved at 100% for the fiscal year in which the change of control occurred. The Transactions will be a change of control for purposes of the Senior Executive Severance Plan. In addition, the executive would be entitled to a payment in respect of COBRA premiums for eighteen (18)-months post-termination. In the event that each of the executive officers who participate in the Senior Executive Severance Plan were to experience a Terminating Event immediately following the Effective Time (and assuming the Effective Time occurs on December 24, 2019) the executive officers as a group would collectively be entitled to an aggregate of approximately $1,902,837 in cash severance under the Senior Executive Severance Plan.

Ms. Cassandra Hudson participates in the Employee Severance Plan, which is substantially similar to the Senior Executive Severance Plan. The Employee Severance Plan provides for three (3) months’ pay, based on Ms. Hudson’s base salary at the time of termination, and a payment in respect of COBRA premiums for three (3)-months post-termination. If Ms. Hudson is terminated without cause within one (1) year following a change in control with respect to Carbonite, Ms. Hudson will be entitled to receive an aggregate one-time payment equal to six (6) months’ pay, based on her base salary at the time of termination and a payment in respect of COBRA premiums for six (6) months post-termination. Ms. Hudson would be entitled to $133,779 in cash severance under the Employee Severance Plan.

2019 Annual Bonus

The Merger Agreement provides generally that Carbonite may, prior to the Effective Time, in good faith in accordance with the terms of the applicable plans and programs, and otherwise in a manner consistent with past practice, determine the amounts payable to participants in any annual or other short-term, cash incentive plans and programs of Carbonite for a performance period ending on or prior to December 31, 2019, subject to consultation with OpenText in certain circumstances. In the event that each of Carbonite’s executive officers were to be paid an annual bonus for 2019 at the target level, the executive officer group as a whole would receive an annual bonus payment of $1,151,132 in the aggregate.

Name of Executive Officer	Bonus ($)
Anthony Folger	256,053
John Post	117,000
Chad Bacher	75,000
Hal Lonas	75,000
Craig Stilwell	385,000
Paul Mellinger	—
Stephen Munford	243,079
Total	1,151,132

Former Executive Officers

The following individuals who previously served as executive officers have ceased employment with Carbonite: Mohamad Ali, Norman Guadagno, Deepak Mohan and Danielle Sheer (collectively “Departed NEOs”). The Departed NEOs are generally not entitled to any compensation or benefits in connection with the Transaction. Danielle Sheer’s vested options had an exercise period that was extended until December 13, 2019 in connection with her departure. All of her remaining vested options were exercised on November 13, 2019. She realized a spread of $186,643 in connection with such exercise. Carbonite entered into a separation agreement and notice with Paul Mellinger on August 14, 2019 (the “Mellinger Separation Agreement”) pursuant to which Mr. Mellinger will be terminated from Carbonite on January 6, 2020. Pursuant to the Mellinger Separation Agreement, Mr. Mellinger will receive the following benefits subject to the execution of his release of claims and the lapse of his review period: (i) severance pay equal to $163,909, payable in the next regularly scheduled payroll after the expiration of the revocation period for the release, and (ii) a payment in respect of continuation of COBRA coverage for six (6) months. These payments are not in connection with the Transactions.

Treatment of Purchase Rights under the Carbonite ESPP

The Merger Agreement provides that prior to the Effective Time, Carbonite will take all necessary and appropriate actions so that (i) all outstanding purchase rights under the Carbonite employee stock purchase plan (“ESPP”) will automatically be exercised, in accordance with the terms of the ESPP, upon the earlier of (x) immediately prior to the Effective Time and (y) the last day of the Offering Period (as defined in the ESPP) in progress as of the date of the Merger Agreement (the “Final Offering”), (ii) no employee who is not a participant in the ESPP as of the end of the business day immediately prior to the date on which the Merger Agreement was executed may become a participant in the ESPP and no current participant may increase the amount of his or her participation or payroll deduction election from that in effect on such date, (iii) the ESPP shall be terminated immediately prior to the Effective Time and (iv) no further purchase rights are granted under the ESPP following the Final Offering.

Certain Employee Matters

The Merger Agreement provides that for a period of one (1) year following the closing of the Merger (the “Continuation Period”), each employee of Carbonite or its subsidiaries who remains employed following the closing of the Merger including the executive officers (each, a “Continuing Employee”) will be provided with annual base salary, target incentive compensation opportunities and other compensation and employee benefits that are substantially similar in the aggregate to those provided immediately prior to the closing (excluding equity-based, long-term and transaction-related incentives). In addition, the Merger Agreement provides that each Continuing Employee who experiences a termination of employment during the Continuation Period with severance benefits that are substantially similar to those that would have been provided to such Continuing Employee under certain specified severance arrangements had such termination occurred prior to the closing. OpenText’s obligations with respect to the employee benefit matters are for the sole benefit of Carbonite and do not create any rights for any Continuing Employees, including any rights to any continued employment with OpenText or any of its affiliates, or restrict in any way the right of Carbonite or its affiliates to terminate the services of any Continuing Employee.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with OpenText or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of OpenText or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and OpenText and/or its affiliates have been established.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Acceptance Time (as defined in the Merger Agreement), Carbonite (acting through the Carbonite Board and the compensation committee of the Carbonite Board) will take all steps required to cause to be exempt under Rule 14d-10(d) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any arrangements that have been, or after the date of the Merger Agreement will be, entered into by Carbonite or any of its subsidiaries with any current or former officer, director, employee or other service provider, and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Carbonite’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Carbonite’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Carbonite or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Carbonite and its subsidiaries’ current and former directors and officers with respect to acts or omissions occurring at or prior to the Effective Time. Specifically, OpenText has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance for a period of six (6) years from the Effective Time.

In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Carbonite or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Carbonite or any of its subsidiaries as a director or officer of another person (the “Carbonite Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions contemplated thereby), arising out of or pertaining to the fact that the Carbonite Indemnified Person is or was a director or officer of Carbonite or its subsidiaries or is or was serving at the request of Carbonite or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Carbonite Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation as in effect on the date of the Merger Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation shall reasonably cooperate in the defense of any such matter.

OpenText and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance and fiduciary liability insurance covering the persons currently covered by Carbonite’s existing directors’ and officers’ and fiduciary liability insurance policies in an amount and scope not less than the existing coverage and having terms not less favorable to such persons as Carbonite’s policies existing on the date of the Merger Agreement; however, neither OpenText nor the Surviving Corporation will be required to pay with respect to such insurance policies in respect of any one (1) policy year more than 300% of the aggregate annual premium of the policy currently in effect on the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of the foregoing, Carbonite may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy in an amount not less than the existing coverage and with other terms not less favorable than the directors’ and officers’ and fiduciary liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy in respect of any one (1) policy year not to be in excess of the Maximum Amount).

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Carbonite Indemnified Persons), his or her heirs and representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time (as defined in the Merger Agreement), Carbonite may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of Carbonite (including any derivative securities) pursuant to the transactions contemplated by the Merger Agreement by any officer or director of Carbonite who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Carbonite Board

At a meeting of the Carbonite Board held on November 10, 2019, the Carbonite Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Carbonite Board unanimously recommends that Carbonite’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A press release, dated November 11, 2019, issued by Carbonite announcing the Offer, and a press release, dated November 11, 2019, issued by OpenText announcing the Offer, are included as Exhibits (a)(5)(A) and (a)(5)(B) hereto, respectively, and are incorporated herein by reference.

Background of the Offer and the Merger

The Carbonite Board, together with Carbonite’s senior management team, regularly reviews Carbonite’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen Carbonite’s businesses and enhance value for its stockholders. From time to time, these reviews and evaluations have included Carbonite’s strategy as a standalone company and potential opportunities for business combinations, strategic partnerships, mergers and acquisitions and other financial and strategic alternatives. From time to time, Carbonite also has received unsolicited inquiries from third parties and has engaged in preliminary discussions regarding a sale of Carbonite but none of those past inquiries or discussions ultimately led to an actionable proposal.

During December 2018 and January and February 2019, Carbonite negotiated an acquisition of Webroot, Inc., a privately held company (“Webroot”).

On February 6, 2019, the Carbonite Board held a meeting, which included Anthony Folger, Carbonite’s Chief Financial Officer, Danielle Sheer, Carbonite’s then General Counsel and representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and RBC Capital Markets, LLC (“RBCCM”), a financial advisor to Carbonite. At that meeting, in connection with the Webroot transaction, management reviewed with the Carbonite Board the February Forecasts, as summarized in the section “—Certain Financial Projections,” below. Management presented the February Forecasts to the Carbonite Board, which forecasts were also used by RBCCM in its evaluation and advice to Carbonite with respect to the Webroot acquisition.

On February 7, 2019, Carbonite executed an Agreement and Plan of Merger with Webroot, pursuant to which Carbonite would acquire Webroot.

On February 14, 2019, Mohamad Ali, then Chief Executive Officer and President of Carbonite, spoke to a representative of Party A about Party A’s interest in a potential acquisition of Carbonite. Carbonite had engaged in discussions with Party A on prior occasions, but those discussions had not led to any actionable proposals, and the parties were generally familiar with each other.

Later that day, Party A sent to Mr. Ali an unsolicited non-binding proposal to acquire all of the outstanding Shares at a price of $33-$35 per Share in cash, subject to Party A’s due diligence review of Carbonite (the “February 14 Proposal”). On the same day, Shares trading on Nasdaq closed at $24.57 per share.

Following receipt of the February 14 Proposal, Stephen Munford, the Chairman of the Carbonite Board, informed the other directors of the February 14 Proposal and scheduled a meeting of the Carbonite Board to evaluate it.

On February 23, 2019, the Carbonite Board held a meeting, which included Mr. Folger, Ms. Sheer and representatives from Skadden. Mr. Munford then requested that Ms. Sheer and representatives from Skadden advise the Carbonite Board with respect to its duties in the context of the February 14 Proposal. The Carbonite Board determined to form a special committee (the “Special Committee”) comprised of Mr. Munford, Charles Kane, Chairman of the Audit Committee, and Scott Daniels, Chairman of the Information Security Risk Committee, for the purpose of facilitating day-to-day discussions, if any, regarding a potential transaction with Party A. The Carbonite Board then engaged in a discussion of the February 14 Proposal, including whether Carbonite should respond to Party A while the Webroot acquisition was still pending and whether engaging in discussions with Party A would distract Carbonite management from the process of completing the acquisition of and integrating Webroot. The Carbonite Board also discussed the fact that the February 14 Proposal remained subject to Party A’s diligence review and that Party A had already received and reviewed substantial diligence within the preceding twelve (12) months as part of an earlier strategic review process by Carbonite that had not resulted in an actionable proposal from Party A. After discussion, the Carbonite Board determined that Mr. Munford and Mr. Ali should respond to Party A and invite representatives of Party A to participate in an on-site meeting with Mr. Ali and Mr. Folger in order for Carbonite to provide updated information on matters previously discussed with Party A in the preceding twelve (12) months, with the intention of receiving a fully informed updated proposal from Party A that would be actionable by the Carbonite Board.

On March 4, 2019, Mr. Folger and Mr. Ali met with representatives from Party A at Carbonite’s offices in Boston, Massachusetts. Mr. Ali and Mr. Folger provided Party A updated financial and business information and answered multiple questions from Party A.

Between March 4 and March 16, 2019, Mr. Folger had follow-up discussions with representatives of Party A to discuss Party A’s additional data requests and to provide additional diligence materials.

On March 8, 2019, the Carbonite Board held a regularly scheduled mid-quarter meeting, which included, among others, Mr. Folger, Ms. Sheer and Cassandra Hudson, Carbonite’s Chief Accounting Officer and Vice President of Finance. During the meeting, Mr. Munford and Mr. Ali updated the Carbonite Board on the ongoing discussions with Party A.

On March 16, 2019, when the Shares traded on Nasdaq closed at $24.64 per Share, Party A submitted to Mr. Ali and Mr. Munford a revised non-binding proposal to acquire all of the outstanding Shares at a reduced price of $32-$34 per Share in cash, subject to Party A’s further due diligence review of Carbonite (the “March 16 Proposal”).

On March 19, 2019, Mr. Munford and Mr. Ali spoke with representatives of Party A regarding the reasons for Party A’s lower bid and attempted to gauge Party A’s level of commitment to a transaction. Representatives of Party A discussed the significant additional diligence requests that Party A would require in order to complete its work and solidify its March 16 Proposal. In particular, Party A indicated that it needed to do more work with respect to Carbonite’s data protection business in order to maintain its current price.

On March 21, 2019, the Special Committee held a meeting which included Mr. Ali and the other directors of the Carbonite Board, Mr. Folger, Ms. Sheer and representatives from Skadden. Mr. Ali updated the Carbonite Board on the discussions with Party A to date. The Special Committee discussed the March 16 Proposal and whether to engage a financial advisor to assist the Carbonite Board in its review and evaluation of the March 16 Proposal. The Special Committee directed management to speak to Bank A about advising Carbonite based on its relationship and familiarity with Carbonite. The Special Committee also directed management to authorize Bank A to prepare preliminary valuation materials for review by the Special Committee and the Carbonite Board based on the February Forecasts.

On March 26, 2019, Carbonite consummated its acquisition of Webroot.

On March 27, 2019, the Special Committee held a meeting, which included Mr. Folger, Ms. Sheer and representatives of Skadden. The Special Committee discussed with Carbonite management the February Forecasts in preparation for the upcoming March 29, 2019 Carbonite Board meeting and the assumptions upon which the forecasts were based. The Special Committee also reviewed a preliminary draft of Bank A’s financial analysis and instructed Mr. Folger to convey a series of questions to Bank A for Bank A to address in their presentation to the Carbonite Board scheduled for March 29, 2019.

On March 28, 2019, members of Carbonite management, certain members of the Special Committee and representatives of Bank A continued to work on the materials for Bank A’s presentation to the Carbonite Board scheduled for March 29, 2019.

On March 29, 2019, the Carbonite Board held a meeting, which included Mr. Folger, Ms. Sheer and representatives of Skadden and Bank A. During the meeting, representatives of Bank A disclosed Bank A’s prior relationships with each of Carbonite and Party A. Representatives from Bank A then reviewed with the Carbonite Board the February 14 Proposal, the March 16 Proposal, the valuation range expressed by each of those proposals and Carbonite’s recent stock performance. Then, representatives of Bank A reviewed with the Carbonite Board Bank A’s preliminary financial analysis, which was based on the February Forecasts. The Carbonite Board then discussed with representatives of Bank A and Carbonite management the assumptions underlying the February Forecasts and Bank A’s preliminary financial analysis. Following the discussion of the preliminary financial analysis, Mr. Munford suggested a follow up meeting to further discuss the February Forecasts and the preliminary financial analysis.

On March 31, 2019, the Carbonite Board held a meeting, which included Mr. Folger, Ms. Sheer and representatives of Skadden and Bank A. Mr. Folger and Mr. Ali led the Carbonite Board in a discussion of the various assumptions and risks inherent in the February Forecasts, including but not limited to, Carbonite’s organic growth and the strength of the competition within Carbonite’s industry. The Carbonite Board also discussed with representatives from Bank A and Skadden potential responses to the March 16 Proposal and other strategic considerations, including the absence of competitive pressure with respect to the March 16 Proposal, the decrease in Party A’s proposed price from the February 14 Proposal, Party A’s significant diligence requests and Carbonite’s ability to execute its standalone business plan, including the considerable time and resources Carbonite would need to devote to the successful integration of Webroot. Following discussion, the Carbonite Board unanimously determined that the March 16 Proposal did not present a compelling opportunity for Carbonite’s stockholders. The Carbonite Board instructed Mr. Munford and Mr. Ali to convey the Carbonite Board’s decision to Party A.

On April 2, 2019, Mr. Munford and Mr. Ali informed representatives of Party A of the Carbonite Board’s decision that the March 16 Proposal did not present a compelling opportunity for Carbonite’s stockholders, noting the Carbonite Board’s concern with Party A’s additional diligence requests and disappointment with Party A’s decision to lower its offer. Following this discussion, the Special Committee was disbanded.

On June 3, 2019, on behalf of OpenText, representatives of Lazard Frères & Co. LLC (“Lazard”) left a voicemail for Mr. Ali and followed up with an email to discuss Carbonite’s interest in meeting.

On June 4, 2019, by email, Mr. Ali referred representatives of Lazard to Mr. Folger. On the same day, representatives of Lazard called Mr. Folger to discuss OpenText’s interest in arranging a preliminary meeting between the management teams of Carbonite and OpenText. Later on June 4, 2019, Lazard sent Mr. Folger a proposed non-disclosure agreement on behalf of OpenText and asked Mr. Folger to propose dates for a potential meeting between the management teams of Carbonite and OpenText.

On June 5, 2019, representatives of Lazard sent a follow up email to Mr. Folger with respect to arranging for a preliminary meeting between the respective management teams of Carbonite and OpenText.

Also in early June 2019, Mr. Ali received an unsolicited call from a representative of Party B, in which the representative of Party B expressed interest in an acquisition of Carbonite.

On June 6, 2019, the Carbonite Board held a regularly scheduled mid-quarter meeting, which included Mr. Folger and Ms. Sheer. During the meeting, Mr. Ali and Mr. Folger provided an update to the Carbonite Board on the recent unsolicited inbound inquiries from OpenText and Party B.

Also on June 6, 2019, Mr. Folger confirmed to Lazard that certain members of its management team would participate in a management meeting with certain members of the OpenText management team in Boston, Massachusetts, on June 24, 2019, to provide a general overview of Carbonite’s business and history.

On June 15, 2019, Mr. Ali advised Mr. Munford that he was considering whether to resign as Chief Executive Officer and President of Carbonite. Following this conversation, Mr. Munford notified each other member of the Carbonite Board of the content of his discussion with Mr. Ali.

On June 18, 2019, Carbonite executed a non-disclosure agreement with Party B. Party B agreed to abide by a standstill provision, which automatically terminated upon the announcement of the Offer and the Merger. The non-disclosure agreement does not prevent Party B from making confidential communications to Carbonite, including, without limitation, a confidential proposal to acquire Carbonite or a confidential request to amend or waive certain provisions of the non-disclosure agreement.

On June 19, 2019, Mr. Ali and Mr. Folger met with representatives of Party B at Carbonite’s headquarters in Boston, Massachusetts to discuss Party B’s interest in Carbonite.

On June 21, 2019, Carbonite executed a non-disclosure agreement with OpenText. OpenText agreed to abide by a standstill provision, which automatically terminated upon the announcement of the Offer and the Merger. The non-disclosure agreement does not prevent OpenText from making confidential communications to Carbonite, including, without limitation, a confidential proposal to acquire Carbonite or a confidential request to amend or waive certain provisions of the non-disclosure agreement.

On June 24, 2019, Mr. Ali and Mr. Folger met with representatives of OpenText at Carbonite’s headquarters in Boston, Massachusetts to discuss OpenText’s interest in Carbonite.

On June 28, 2019, Mr. Munford, Mr. Daniels, David Friend, Mr. Krasnow, Marina Levinson, Linda Connly and Charles Kane, the independent directors of the Carbonite Board (the “Independent Directors”) held a meeting, which included Ms. Sheer and representatives of Skadden. Mr. Ali did not attend this meeting. In response to Mr. Ali’s potential resignation as Chief Executive Officer, the Independent Directors determined to engage Joele Frank Wilkinson Brimmer Katcher (“Joele Frank”) as communications advisors. The Independent Directors discussed that Mr. Ali was considering whether to leave his role as Chief Executive Officer.

Also at the June 28, 2019 meeting, the Independent Directors determined that if Mr. Ali were to resign, the Carbonite Board would appoint Mr. Munford to serve as Interim Chief Executive Officer while the Carbonite Board engaged in a search process to select a permanent Chief Executive Officer. Mr. Munford agreed he would be willing to serve in such interim capacity.

Following discussion, Mr. Munford requested that representatives of Skadden provide guidance to the Independent Directors regarding their duties in respect of potential management transitions, operating Carbonite as a standalone enterprise and in considering whether to engage in a strategic review process. The Independent Directors then determined that if Mr. Ali was considering other opportunities, in order to maintain continuity, further discussions with any third parties interested in Carbonite should be conducted by Mr. Munford.

On July 3, 2019, the Independent Directors held a meeting, which included Ms. Sheer and representatives of Skadden. Mr. Munford updated the Independent Directors on the status of recent inbound activity. Mr. Munford further noted that no new potential counterparties had contacted Carbonite, and there had been no further contacts with OpenText or Party B, since Mr. Folger and Mr. Ali met with representatives of OpenText and Party B.

On July 12, 2019, the Independent Directors held a meeting, which included representatives of Skadden, representatives of Joele Frank and Ms. Sheer. Mr. Munford updated the Independent Directors on his recent conversations with Mr. Ali, who indicated he had not made a decision with respect to his continued service to Carbonite. Mr. Munford also updated the Independent Directors on the status of recent inbound interest from OpenText and Party B and the fact that no other potential counterparties had contacted Carbonite to discuss a potential strategic transaction. Following discussion, the Independent Directors determined it would not initiate discussions with any new potential counterparties.

Between July 12 and July 25, 2019, Mr. Ali was in frequent contact with Mr. Munford regarding Mr. Ali’s thoughts on pursuing other opportunities. During this time, Mr. Munford regularly updated the Carbonite Board regarding these discussions.

On July 16, 2019, Mr. Munford received an unsolicited call from a representative of Party C, in which the representative of Party C expressed interest in an acquisition of Carbonite, but indicated that Party C intended to wait until Carbonite’s second quarter earnings release before taking any additional action.

On July 17, 2019, the Independent Directors held a meeting, which included Ms. Sheer and representatives of Skadden. Mr. Munford provided an update to the Independent Directors on the details of the July 16, 2019 call from Party C.

On July 20, 2019, Mr. Ali informed Mr. Munford that he had decided to resign as Chief Executive Officer and President of Carbonite.

On July 23, 2019, Mr. Ali informed Mr. Munford that he had also decided to resign as a member of the Carbonite Board.

On July 25, 2019, Carbonite issued its second quarter earnings release, in which it lowered guidance as to Carbonite’s annual 2019 non-GAAP revenue to $477.5 to $482.5 million, from its first quarter guidance of $491 to $505 million. Also on July 25, 2019, Carbonite issued a press release announcing that Mr. Ali was resigning as Chief Executive Officer, President and member of the Carbonite Board to pursue other opportunities, and announced the appointment of Mr. Munford as Interim Chief Executive Officer, President and Executive Chairman of the Carbonite Board.

On July 26, 2019, the day following Carbonite’s July 25 announcements, the price of the Shares on Nasdaq dropped by 24% to $18.01.

Also on July 26, 2019, a representative of Party B contacted Mr. Munford to express interest in an acquisition of Carbonite.

Also on July 26, 2019, representatives of Lazard again contacted Mr. Folger by email to express interest in an acquisition of Carbonite on behalf of OpenText.

On July 29, 2019 and August 1, 2019, respectively, Mr. Folger reached out to representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and Bank A to request that each of J.P. Morgan and Bank A meet with Carbonite management and possibly members of the Carbonite Board to provide their perspective on the recent drop in stock price, management transition and inbound interest from potential counterparties.

On August 8, 2019, Mr. Munford met with representatives of Party D who had expressed interest in Carbonite at Carbonite’s headquarters in Boston, Massachusetts.

Later on August 8, 2019, a representative of Party B contacted Mr. Munford to follow up on their interest in learning more about Carbonite’s business. The following day, representatives of Party B sent to Mr. Munford a detailed diligence request list.

On August 9, 2019, representatives of each of J.P. Morgan and Bank A separately presented materials to the Carbonite Board regarding potential responses to Carbonite’s recent drop in stock price, management transition and inbound interest from potential counterparties and certain considerations in the event Carbonite decided to pursue a strategic review process.

Also on August 9, 2019, a representative of Party C contacted Mr. Munford and Mr. Folger to express interest in an acquisition of Carbonite.

On August 10, 2019, the Carbonite Board held a meeting, which included Ms. Sheer, Mr. Folger, and representatives of Skadden. Following discussion, the Carbonite Board approved the engagement of J.P. Morgan as Carbonite’s financial advisor in connection with the exploration of a potential transaction. The Carbonite Board then instructed Carbonite management to update the February Forecasts to account for changes since Carbonite’s second quarter earnings announcement and other changes to the business since the February Forecasts.

On August 19, 2019, representatives of J.P. Morgan shared additional process considerations with Mr. Munford and Mr. Folger, including a summary of likely potential buyers, which included OpenText, Party A, Party B, Party C, Party D, Party E and Party F, among others.

Between August 19 and September 30, 2019, at the direction of the Carbonite Board, representatives from J.P. Morgan contacted twenty-one (21) potential counterparties and received inbound interest from seven (7) potential counterparties regarding a potential strategic transaction involving Carbonite. During this time, Carbonite negotiated and executed non-disclosure agreements with 15 counterparties, including Party C, Party D, Party E, Party F, Party G and Party H and an amendment to Party A’s previously executed non-disclosure agreement (collectively, the “NDA Counterparties”). Pursuant to the non-disclosure agreements with each of Party C, Party D, Party E, Party F, Party G, Party H and Party A, each party agreed to abide by a standstill provision, each of which automatically terminated upon the announcement of the Offer and the Merger. The non-disclosure agreements do not prevent any of Party C, Party D, Party E, Party F, Party G, Party H or Party A from making confidential communications to Carbonite, including, without limitation, a confidential proposal to acquire Carbonite or a confidential request to amend or waive certain provisions of the non-disclosure agreement. All but one of the other eight (8) non-disclosure agreements Carbonite entered into during this period contain standstill provisions, none of which prevents the counterparty from making a confidential acquisition proposal or request for waiver to Carbonite.

On August 27, 2019, as a part of their outreach process, representatives of J.P. Morgan spoke with representatives of Party A, who expressed interest in participating in Carbonite’s transaction process.

On August 30, 2019, representatives of OpenText requested that Lazard arrange a subsequent meeting with Carbonite on its behalf to continue their discussions. Lazard confirmed to OpenText that the Carbonite Board had retained J.P. Morgan to field and manage inbound requests and to run a targeted process. Around this time, representatives of Lazard passed on to representatives of OpenText that J.P. Morgan had informed them that the Carbonite Board would likely not give serious consideration to an offer to acquire Carbonite for less than $20 per Share. Around this time, representatives of OpenText instructed Lazard to convey to Carbonite and its representatives that OpenText would be interested in participating in the targeted process.

On September 6, 2019, the Carbonite Board held a meeting, which included Mr. Folger and representatives of J.P. Morgan at which members of management presented the September Forecasts, as summarized in the section “—Certain Financial Projections,” below.

On September 7, 2019, Bloomberg reported that Carbonite was exploring a sale after recent takeover interest. After the announcement, the price of the Shares on Nasdaq increased by 21% from $12.93 to $15.70 (the “September 7 Article”).

On September 9, 2019, the Carbonite Board held a meeting, which included Scott Semel, who had been appointed as Carbonite’s Interim General Counsel, Mr. Folger, representatives of Skadden and representatives of J.P. Morgan. Representatives of Skadden updated the Carbonite Board on the status of ongoing negotiations with counterparties interested in executing non-disclosure agreements with Carbonite, including Party C. The Carbonite Board also reviewed, discussed, approved and adopted the September Forecasts and instructed representatives of J.P. Morgan to use the September Forecasts in J.P. Morgan’s preliminary financial analyses with respect to Carbonite and on certain messaging for J.P. Morgan to use with bidders with respect to value parameters.

Between September 10 and September 30, 2019, Carbonite held fourteen (14) management meetings and eight (8) follow-up financial calls with potential bidders, including Party C, Party D, Party E, Party G and OpenText, among other parties.

On September 18, 2019, the Carbonite Board held a meeting. Mr. Munford updated the Carbonite Board as to the status of the bid process and the potential transaction.

On the morning of September 20, 2019, representatives of Party A met with Mr. Munford and Mr. Folger at J.P. Morgan’s offices in Boston.

Later in the morning of September 20, 2019, Atulan Navaratnam, Vice President, Mergers & Acquisitions, Steve Paolini, Vice President, Corporate Development, Gary So, Vice President, Corporate Development, Gaurav Bhide, Director, Mergers & Acquisitions and Maria Chen, Analyst, along with other representatives from OpenText by telephone, met with Mr. Munford and Mr. Folger at J.P. Morgan’s offices in Boston.

On September 23, 2019, representatives of J.P. Morgan distributed a first-round process letter to sixteen (16) potential counterparties, including Party A, requesting the submission of preliminary, non-binding indications of interest on October 1, 2019.

On September 24, 2019, Mr. Navaratnam contacted representatives of J.P. Morgan to discuss process. Representatives of J.P. Morgan indicated, based on prior discussions with the Carbonite Board regarding messaging to bidders, that both strategic and financial buyers were active in the process, that Carbonite was generating interest from multiple parties and that given the recent fluctuation in Carbonite’s stock price, bidders should expect to offer more than a typical market premium. Representatives of J.P. Morgan further noted that they did not expect the Carbonite Board would transact at a price below $20 per Share.

On September 30, 2019, Mark Barrenechea, Vice Chair, Chief Executive Officer and Chief Technology Officer of OpenText, contacted Mr. Munford to inform him that OpenText expected to submit an attractive proposal on the October 1 bid deadline. Mr. Barrenechea emphasized OpenText’s ability to scale Carbonite’s business and its ability to move quickly to sign a definitive agreement within the next thirty (30) days.

On October 1, 2019, Mr. Navaratnam and Gordon A. Davies, Executive Vice President and Chief Legal Officer of OpenText contacted representatives of J.P. Morgan to inform them that OpenText would submit an offer at $20 per Share with no financing condition and that OpenText could execute a definitive agreement by the first week of November, subject to an exclusivity agreement; and that the acquisition of Carbonite was a strategic priority for OpenText.

Later that day, Carbonite received a written non-binding proposal from OpenText to acquire Carbonite at $20 per Share in cash (the “October 1 Proposal”). The October 1 Proposal included a request for exclusivity through October 31, 2019 and was subject to OpenText’s due diligence review of Carbonite to its satisfaction, final approval of the OpenText board of directors, and entering into a definitive agreement on or before Carbonite’s third quarter 2019 earnings announcement.

Also on October 1, 2019, representatives of Party A contacted representatives of J.P. Morgan to withdraw from the process, citing its lack of continued interest in an acquisition of Carbonite.

On October 1-2, 2019, Carbonite received six (6) additional non-binding proposals from: (i) Party C to acquire Carbonite at $21-$22 per Share; (ii) Party D to acquire Carbonite at $21-$22 per Share; (iii) Party E to acquire Carbonite at $20 per Share; (iv) Party F to acquire Carbonite at $17-$18 per Share; (v) Party G to acquire Carbonite at $20-$23 per Share; and (vi) Party H to acquire Carbonite at $16-$21 per Share, subject to ongoing due diligence and execution of a definitive agreement.

On October 3, 2019, the Carbonite Board held a meeting to consider the seven (7) bids received. Also present were Mr. Semel, Mr. Folger, and representatives of Skadden and J.P. Morgan. Representatives of J.P. Morgan reviewed with the Carbonite Board a comparison of the bids received, including with respect to each bidder’s experience in the technology industry, potential access to financing, and ability to close a potential transaction. In consultation with Skadden and J.P. Morgan, the Carbonite Board considered which bidders would be likely to provide the greatest value and transaction certainty to Carbonite’s stockholders. The Carbonite Board discussed OpenText’s request for exclusivity and determined that the price offered by OpenText did not warrant exclusivity at this stage in the process. The Carbonite Board instructed J.P. Morgan to inform representatives of OpenText that the price in the October 1 Proposal did not distinguish OpenText and that other bids had come in at higher values.

On October 5, 2019, the Carbonite Board held a meeting, which included Mr. Semel, Mr. Folger, and representatives of Skadden. The directors again discussed the bids received and the strategic opportunities for Carbonite, including the possibility of remaining a standalone company. The Carbonite Board considered the range of prices at which a transaction could be compelling. Following discussion, the Carbonite Board approved five (5) parties to proceed to the second bidding round: Party C, Party D, Party E, Party G and OpenText (the “Second Round Bidders”) and instructed J.P. Morgan to communicate this to the parties.

On October 6-7, 2019, J.P. Morgan instructed the Second Round Bidders that they would be given access to a virtual data room and an opportunity to schedule management presentations and that final bids would be due at the end of October or early November, 2019.

On October 7, 2019, Carbonite provided access to a virtual data room to the Second Round Bidders.

Between October 7 and November 2, 2019, the Second Round Bidders conducted extensive due diligence on Carbonite, including diligence calls with Carbonite, representatives of Skadden, J.P. Morgan, and, on certain financial diligence matters, representatives of Carbonite’s independent auditor and of Institution A.

On October 8, 2019, J.P. Morgan provided a second-round process letter to the Second Round Bidders requesting that interested parties submit a markup of the merger agreement and copies of any financing commitment letters on October 27, 2019 and submit final written proposals no later than November 1, 2019.

During the week of October 13, 2019, Carbonite held management presentations with each of the Second Round Bidders, including OpenText on October 18, 2019.

On October 19, 2019, the Carbonite Board held a meeting, which included Mr. Semel, Mr. Folger, and representatives of Skadden and J.P. Morgan. The Carbonite Board approved two separate auction draft merger agreements prepared by Skadden to be circulated to financial and strategic bidders, respectively.

On October 21, 2019, J.P. Morgan made copies of the respective draft merger agreements available to bidders in the virtual data room, which contemplated, among other things, (w) the potential transaction being structured as a one-step merger preceded by a proxy statement and a shareholder meeting, (x) a “no-shop” provision with exceptions allowing the Carbonite Board to respond to any unsolicited offer that the Carbonite Board determined in good faith could reasonably be expected to lead to a proposal for 50% or more of the shares or assets of Carbonite, (y) a termination fee of 2.5% of the purchase price upon the occurrence of certain events, including termination of the Merger Agreement by Carbonite to enter into a definitive agreement for an alternative, superior acquisition proposal and (z) an obligation of the counterparty to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger.

On October 22, 2019, Skadden and Cleary, Gottlieb, Steen & Hamilton LLP (“CGSH”), OpenText’s outside legal counsel, discussed certain structuring considerations related to Carbonite’s October 21, 2019 draft of the Merger Agreement.

On October 23, 2019, representatives of J.P. Morgan spoke to representatives of Lazard to inform them that the Carbonite Board anticipated extending the deadline for the submission of final bids from November 1 to November 6, 2019. The following day, representatives of J.P. Morgan confirmed the extended deadline by email to representatives of Lazard. Between October 23, 2019 and October 25, 2019, representatives of J.P. Morgan communicated the extension to each of the Second Round Bidders.

During the weeks of October 21 and October 28, 2019, Carbonite responded to extensive due diligence requests from the Second Round Bidders and held numerous diligence calls with Party C, Party D, Party E, Party G and OpenText on topics including legal, finance, technology, marketing, human resources, operations and tax.

Starting the week of October 21, 2019, each of Party C and Party E reached out to J.P. Morgan on multiple occasions to request permission to contact additional debt financing sources, stating that this was because each party was having difficulty raising financing on terms necessary to submit final proposals, in part due to tightening in the debt markets, at prices consistent with the initial bids they had submitted on October 1, 2019.

On October 29, 2019, the Carbonite Board held a meeting, which included Mr. Semel, Mr. Folger, representatives of Skadden and representatives of J.P. Morgan. J.P. Morgan provided an update on the status of the potential transaction process and noted that Party C, Party E and OpenText were substantially more active in the diligence process than Party D and Party G. Representatives of J.P. Morgan noted that, in their view, Party D was not working at a pace that would be likely to allow it to be competitive in the process. J.P. Morgan and the Carbonite Board also discussed the ability of the parties to obtain financing for a potential transaction and that each of Party C, Party D and Party E had expressed concerns about its ability to obtain financing.

Also on October 29, 2019, MergerMarket published an article that the sale process for Carbonite was in its second round and had received a handful of bids from the initial round, primarily from financial sponsors. On several occasions throughout the process, representatives from OpenText had stated to representatives of J.P. Morgan that the confidentiality of OpenText’s participation of the process was a critical factor in OpenText’s continued interest in a transaction with Carbonite.

On October 30, 2019, Carbonite provided bidders with access to a confidential disclosure letter to accompany the draft merger agreement.

Also on October 31, 2019, Party D contacted a representative from J.P. Morgan to withdraw from the process for the proposed sale of Carbonite, citing inability to submit a bid within the time required under the second-round process letter or to offer a price above $20 per Share.

Also on October 31, 2019, Party G submitted additional written diligence requests.

On November 1, 2019, representatives of J.P. Morgan reached out to representatives of Party G to ask if Party G intended to submit a bid by the deadline in the second-round process letter. J.P. Morgan also noted that Party G had not hired any external advisors, had not conducted any significant due diligence and had indicated to J.P. Morgan they would not submit a marked-up merger agreement pursuant to the second-round process letter. Party G did not reach out to Carbonite or J.P. Morgan again after November 1, 2019.

Also on November 1, 2019, Party E again asked representatives of J.P. Morgan for the ability to add additional financing sources to the process because they were having continuing difficulty obtaining financing on attractive terms, that they were struggling to hold their October 1 bid of $20 per Share and would likely submit a bid below $20. Consistent with prior discussions with the Carbonite Board regarding messaging to bidders, representatives of J.P. Morgan advised Party E that a price below $20 per Share would not be persuasive and that even at $20 per Share, J.P. Morgan believed that Party E would be unlikely to prevail in the process.

On November 3, 2019, each of OpenText, Party C and Party E submitted markups of the draft merger agreement. OpenText also provided comments to the disclosure letter. Party C provided comments to the disclosure letter, a draft equity commitment letter, a draft limited guaranty and two draft debt commitment letters. OpenText’s comments to the draft merger agreement contemplated, among other things (w) the potential transaction being structured as statutory merger pursuant to Section 251(h) of the DGCL preceded by a tender offer, (x) a revised draft of the non-solicitation covenant with exceptions to allow the Carbonite Board to respond to a bona fide unsolicited written offer that the Carbonite Board determined in good faith would reasonably be expected to lead to a proposal for 90% or more of the shares or assets of Carbonite, (y) a termination fee of 3.5% of the purchase price upon the occurrence of certain events, including upon termination of the Merger Agreement by Carbonite to enter into a definitive agreement for an alternative, superior acquisition proposal and upon termination of the Merger Agreement by OpenText as a result of Carbonite’s breach of the non-solicitation covenant and (z) an obligation of OpenText to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger, except for those that would be reasonably be expected to have a burdensome effect on Carbonite and its subsidiaries or on OpenText and its subsidiaries.

On November 4, 2019, Party E submitted a draft equity commitment letter and provided comments to the disclosure letter.

Also on November 4, 2019, J.P. Morgan delivered to Carbonite disclosures about its previous and existing relationships with each of the Second Round Bidders, and Carbonite and J.P. Morgan exchanged signature pages on the J.P. Morgan engagement letter, dated as of October 31, 2019.

In the morning of November 6, 2019, representatives of Skadden discussed the draft transaction documents received from each of Party C, Party E and OpenText with Mr. Munford, Mr. Folger, Mr. Semel and representatives of J.P. Morgan.

In the morning of November 6, 2019, representatives from Party E communicated to representatives from J.P. Morgan that they did not expect Party E would be able to hold its bid of $20 per Share and that because of tightening in the debt markets, fewer synergies between Carbonite and Party E’s existing portfolio company than anticipated and the need to conduct additional diligence, Party E was anticipating submitting a bid below $20 per Share. Representatives of J.P. Morgan reiterated to Party E that any price below $20 per Share would not be considered compelling by the Carbonite Board and that even a price at $20 per Share was unlikely to prevail.

In the afternoon of November 6, 2019, Party C submitted an executed debt commitment letter and its final, non-binding proposal for an acquisition of all of the outstanding Shares of Carbonite at $18.50 per Share, representing a premium of 43% over the Share price prior to the September 7 Article (the “Unaffected Share Price”), financed with a combination of debt and equity financing. Party C indicated that it had lowered its final bid from its first round bid due to, among other things, tightening in the debt markets and certain perceived diligence issues, including changes in Carbonite’s capitalization since December 31, 2018. The Party C proposal remained subject to certain diligence requests. Consistent with prior discussions with the Carbonite Board regarding messaging to bidders, representatives of J.P. Morgan immediately indicated to Party C that the price proposed, which was lower than its October 1 bid, was below the range that the Carbonite Board would consider.

Also in the afternoon of November 6, 2019, representatives of Skadden contacted the legal counsel for each of Party E and OpenText to provide feedback on their respective draft transaction documents.

Later on November 6, 2019, Party E submitted an executed debt commitment letter and its final proposal for an acquisition of all of the outstanding Shares of Carbonite at $20 per Share, representing a premium of 55% over the Unaffected Share Price, financed with a combination of cash on hand and debt and equity financing. The Party E proposal remained subject to certain diligence requests. With its final proposal, Party E also submitted a proposed exclusivity agreement, requesting that, among other things, Carbonite cease any discussion with other parties with respect to a competing transaction until November 12, 2019.

In the evening of November 6, 2019, the Carbonite Board held a meeting, which included representatives of Skadden and J.P. Morgan. J.P. Morgan reviewed with the Carbonite Board the bids received from Party C and Party E and Skadden reviewed with the Carbonite Board the draft transaction documents received from Party C, Party E and OpenText. The Carbonite Board noted the absence of any financing required for OpenText’s proposal as compared to the other bidders and OpenText’s proposed tender offer structure which could shorten the period of time between signing and closing. The Carbonite Board discussed with J.P. Morgan, Carbonite’s negotiation strategy with the potential counterparties and indicated interest in pursuing Party E’s offer and potentially OpenText’s offer, depending on the value of its final bid. Following discussion, representatives of J.P. Morgan left the call and the Carbonite Board continued discussions in executive session with representatives of Skadden. During the executive session, representatives of Skadden reviewed with the Carbonite Board J.P. Morgan’s disclosure as to its relationships with Carbonite and the Second Round Bidders and certain of their affiliates.

While the Carbonite Board was meeting in executive session, OpenText submitted to J.P. Morgan its final non-binding proposal for an acquisition of all of the outstanding Shares of Carbonite at $22.10 per Share, representing a premium of 71% over the Unaffected Share Price, financed with cash on hand and existing credit facilities (the “November 6 Proposal”). OpenText indicated in the November 6 Proposal that it would be prepared to make certain concessions with respect to its positions on certain outstanding issues in the Merger Agreement, including with respect to the termination fee, extensions to the offer period and the standard for breaches of the non-solicitation covenant that could result in termination of the Merger Agreement. The November 6 Proposal also requested an exclusivity period through November 12, 2019.

After receiving OpenText’s November 6 Proposal, representatives of J.P. Morgan rejoined the Carbonite Board call still in executive session with representatives of Skadden. The Carbonite Board noted that OpenText’s proposal indicated OpenText had completed its due diligence, while the proposals from each of Party C and Party E indicated that each had further diligence to complete. Following discussion of the proposals, the Carbonite Board instructed J.P. Morgan to contact Party E and OpenText and attempt to enhance the offers received.

Later in the evening of November 6, 2019, representatives of J.P. Morgan contacted OpenText to convey that the price proposed was not sufficiently distinguishing for the Carbonite Board to agree to exclusivity with OpenText and that another party had submitted a bid and was likely to increase its offer. J.P. Morgan indicated that OpenText should increase its offer price if it wanted to secure exclusivity in the transaction. Shortly after midnight, Douglas Parker, Senior Vice President, Corporate Development at OpenText submitted to representatives of J.P. Morgan a revised written proposal on substantially identical terms to its November 6 Proposal and reiterating its request for exclusivity, but at $22.25 per Share (representing a premium of 72% over the Unaffected Share Price) (the “November 7 Proposal”).

On November 7, 2019, the Carbonite Board reviewed the November 7 Proposal. The Carbonite Board instructed representatives of J.P. Morgan to try to get the best proposal from OpenText in exchange for exclusivity.

Representatives from J.P. Morgan then called Mr. Parker and Mr. Navaratnam to request OpenText offer $23 per Share in exchange for exclusivity. Mr. Parker and Mr. Navaratnam called back shortly thereafter to increase OpenText’s offer to $23 per Share (representing a premium of 78% over the Unaffected Share Price), which was confirmed in writing in an updated written non-binding proposal submitted to J.P. Morgan. Later that evening, OpenText and Carbonite executed the proposal, which was non-binding except for the provision giving OpenText exclusivity until 11:59 p.m. on November 12, 2019 (the “Exclusivity Agreement”) .

On the afternoon of November 7, 2019, prior to execution of the Exclusivity Agreement, J.P. Morgan reached out to representatives from Party E after the Carbonite Board meeting to discuss the Carbonite Board’s reaction to the Party E proposal.

In the evening of November 7, 2019, prior to execution of the Exclusivity Agreement, Party E called J.P. Morgan and J.P. Morgan informed Party E that the Carbonite Board had received an offer significantly higher than what Party E had conveyed was its best bid, so the Carbonite Board had determined to proceed with the winning bidder.

Later that evening, after execution of the Exclusivity Agreement, Party E reached out to J.P. Morgan to convey that Party E intended to convene a special meeting of its investment committee to seek authorization to increase Party E’s bid to $22 per Share. Pursuant to the terms of the Exclusivity Agreement, representatives of J.P. Morgan did not respond to or engage in discussion with Party E and contacted Mr. Navaratnam to inform him of the message received from Party E.

On November 8, 2019, unsolicited by J.P. Morgan or Carbonite, Party E submitted a revised written proposal on substantially identical terms to its November 6, 2019 proposal at $22 per Share and included Party E’s markup of the disclosure letter. Representatives of J.P. Morgan did not respond to or engage in discussion with Party E and notified Mr. Navaratnam of receipt of the improved Party E offer. Throughout the day on November 8, 2019, Mr. Navaratnam reiterated OpenText’s commitment to the proposed transaction and accelerated OpenText’s anticipated timeline to announce a transaction prior to Carbonite’s earnings release on November 12, 2019.

Between November 7 and November 10, 2019, representatives of Skadden and representatives of CGSH negotiated the draft Merger Agreement and disclosure letter and continued to resolve remaining open issues, including, among other things: (u) the duration of the tender offer period, (v) the scope of the representations and warranties, including with respect to material contracts and the definition of “Company Material Adverse Effect”, (w) the scope of the interim operating covenants, (x) the terms of the non-solicitation covenant, (y) the terms of the benefits continuation covenant and (z) the circumstances under which the termination fee would be payable by Carbonite.

On November 10, 2019, following negotiations between representatives of Skadden and CGSH, the parties agreed on the final form of Merger Agreement and finalized the disclosure letter.

Also on November 10, 2019, the Carbonite Board held a meeting, which was attended by Mr. Folger, Mr. Semel, representatives of Skadden and representatives of J.P. Morgan. Representatives of Skadden reviewed with the Carbonite Board their duties applicable to a sale of Carbonite and described certain key legal terms of the Merger Agreement. Representatives of J.P. Morgan reviewed with the Carbonite Board J.P. Morgan’s financial analysis of the consideration to be paid to the holders of Carbonite’s Common Stock in the proposed Offer and Merger, and rendered an oral opinion to the Carbonite Board, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be paid to the holders of Carbonite’s Common Stock (other than as specified in such opinion) in the proposed Offer and Merger was fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s opinion, please see the section entitled “—Opinion of Carbonite’s Financial Advisor”. The written opinion delivered by J.P. Morgan is attached to this document as Annex I.

Following additional discussion and consideration of the Merger Agreement and the Offer and the Merger, the Carbonite Board unanimously (i) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interest of, Carbonite and its stockholders; (ii) declared it advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Carbonite’s stockholders tender their shares of Carbonite Common Stock pursuant to the Offer; and (vi) declared that the Interim Chief Executive Officer, Chief Financial Officer and Interim General Counsel of Carbonite were each authorized to execute and deliver the Merger Agreement in the form presented to the Carbonite Board.

Following the Carbonite Board meeting, OpenText, Merger Sub and Carbonite executed and delivered the Merger Agreement. The parties agreed to publicly announce the transaction on the morning of November 11, 2019.

Before the opening of trading on Nasdaq on November 11, 2019, each of Carbonite and OpenText issued a press release to announce the execution of the Merger Agreement.

Before the opening of trading on Nasdaq on November 12, 2019, each of Carbonite and OpenText filed a Current Report on Form 8-K.

On November 25, 2019, Merger Sub commenced the Offer and Carbonite filed this Schedule 14D-9.

Reasons for the Recommendation

At a meeting of the Carbonite Board held on November 10, 2019, the Carbonite Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of, Carbonite and its stockholders; (ii) declared that it is advisable for Carbonite to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Carbonite of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Carbonite’s stockholders tender their Shares pursuant to the Offer. The Carbonite Board consulted with the members of Carbonite’s senior management and representatives from J.P. Morgan and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Carbonite Board believes support its unanimous determination and recommendation:

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Business, Financial Condition and Prospects. The Carbonite Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the prospects and timeline for Carbonite to resume organic growth as a standalone company. The Carbonite Board weighed the certainty of realizing $23 per Share in cash against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Carbonite and its business as a standalone company

(including the risk factors set forth in Carbonite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q). These risks include, but are not limited to, (i) the risk that Carbonite may not be able to sustain profitability or positive cash flow; (ii) the risk that operating results may suffer if Carbonite were unable to compete effectively in the highly competitive cloud solutions market; (iii) that Carbonite’s model of acquisitions of and investments in other companies could divert management’s attention, dilute stockholders and consume resources required to sustain the business; (iv) continued challenges with respect to the integration of acquired companies; (v) the need to expand Carbonite’s base of small and medium business customers to ensure future growth; and (vi) risks related to Carbonite’s management transition process, including the search for, and the potential for a prolonged absence of, a permanent Chief Executive Officer.

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Premium to the Trading Price of Carbonite Shares. The Carbonite Board considered the current and historical market prices of the Shares (including the market performance of the Shares relative to other participants in Carbonite’s industry along with general market indices) and the fact that the Offer Price represented a compelling premium to historical market prices of the Shares, including (i) an approximately 78% premium over unaffected share price as of September 5, 2019, the last trading day before a media report was published speculating about a potential sale process; (ii) an approximately 50% premium over the one (1)-month volume weighted average price (“VWAP”) of the Shares; (iii) an approximately 47% premium over the three (3)-month VWAP of the Shares; and (iv) an approximately 25% premium over the closing price of the Shares on Nasdaq on November 8, 2019, the last full trading day before the Carbonite Board’s approval of the transaction.

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Cash Consideration; Certainty of Value. The Carbonite Board considered the fact that the consideration payable to Carbonite’s stockholders in the Offer and the Merger will consist entirely of cash, which provides Carbonite’s stockholders with immediate liquidity and certainty of value. The Carbonite Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Carbonite’s standalone strategy.

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Negotiation Process. The Carbonite Board considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by Carbonite with the knowledge and at the direction of the Carbonite Board and with the assistance of independent financial and legal advisors. The Carbonite Board also considered the enhancements that Carbonite and its advisors were able to obtain as a result of negotiations with OpenText, including the increase in OpenText’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

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Potentially Interested Counterparties. The Carbonite Board considered the process conducted by Carbonite, with the assistance of representatives of J.P. Morgan, to identify and contact potential counterparties. The Carbonite Board considered that J.P. Morgan had (i) contacted twenty-one (21) potentially interested parties regarding a potential business combination with Carbonite; (ii) been contacted by seven (7) potentially interested parties, each of its own initiative, regarding a potential business combination with Carbonite; (iii) received preliminary indications of interest from seven (7) potential acquirers; (iv) invited five (5) potential acquirers to participate in a second round of management presentations, engage in confirmatory legal and financial due diligence and negotiate a transaction agreement; (v) received best and final offers from three (3) potential acquirers, including OpenText; and (vi) engaged in further discussion with OpenText and the remaining two (2) potential acquirers, particularly in regard to each such potential acquirer’s proposed acquisition price, subsequent to which OpenText increased its proposed acquisition price in exchange for exclusivity. The Carbonite Board further considered, after discussions with representatives of Skadden and Carbonite’s management, that in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to Carbonite and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite OpenText and Carbonite having entered into the Merger Agreement.

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Strategic Alternatives. The Carbonite Board considered, after discussions with representatives of J.P. Morgan and Carbonite’s management, the possible alternative to the Offer and the Merger of executing Carbonite management’s standalone plan. In particular, the Carbonite Board considered, among others, the risks and costs associated with (i) sustaining profitability or positive cash flow; (ii) the highly competitive cloud solutions market; (iii) pursuing the expansion of certain segments of Carbonite’s business; (iv) Carbonite’s exposure to industry contraction in other segments of Carbonite’s business.

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Certain Management Projections. The Carbonite Board considered certain forecasts for Carbonite prepared by members of its senior management, which reflected an application of various assumptions of Carbonite’s management. For further discussion, see “— Certain Financial Projections”.

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J.P. Morgan’s Fairness Opinion and Related Analysis. The Carbonite Board considered the oral opinion of J.P. Morgan, rendered to the Carbonite Board on November 10, 2019, which was subsequently confirmed by delivery of a written opinion to the Carbonite Board dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by J.P. Morgan in preparing its opinion, the consideration, to be paid to the holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Carbonite’s Financial Advisor”.

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Speed and Likelihood of Consummation. The Carbonite Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Carbonite’s stockholders), enables Carbonite’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Carbonite Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its circumscribed rights to terminate the Offer, Merger Sub is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Carbonite;

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the fact that there is no financing condition to the completion of the Offer and consummation of the Merger and the representation of OpenText in the Merger Agreement that it has sufficient available funds to consummate the Merger and the other transactions contemplated in the Merger Agreement;

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the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act and German and antitrust approval, as further described in “Item 8. Additional Information — Regulatory Approvals”;

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the business reputation, capabilities and financial condition of OpenText, and the Carbonite Board’s perception that OpenText is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to Carbonite under the Merger Agreement in the event of breaches by OpenText and Merger Sub.

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Other Terms of the Merger Agreement. The Carbonite Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “— The Merger Agreement”. Certain provisions of the Merger Agreement that the Carbonite Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Merger Sub accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, the Carbonite Board may, if, prior to taking such actions, the Carbonite Board determines in good faith, after consultation with financial advisors and outside legal counsel, that a bona fide written unsolicited acquisition proposal from a third party constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), furnish information with respect to Carbonite and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the Offer to Purchase under the section “— The Merger Agreement — Alternative Proposals”).

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Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. If the Carbonite Board determines, in good faith after consultation with Carbonite’s outside legal counsel, that a bona fide written unsolicited acquisition proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that the failure to do so would be inconsistent with its fiduciary duties to Carbonite’s stockholders under applicable law, the Carbonite Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Carbonite may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the Merger Agreement), subject to Carbonite’s payment to OpenText a termination fee of $28,902,775 (as more fully described in the Offer to Purchase under the sections “— The Merger Agreement — Alternative Proposals”; “— The Merger Agreement — The Carbonite Board’s Recommendation; Adverse Recommendation Change”; “— The Merger Agreement — Termination of the Merger Agreement” and “— The Merger Agreement — Termination Fees and Expense Reimbursement”).

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Change of Recommendation in Response to an Intervening Event. If the Carbonite Board, other than in connection with a Superior Proposal (as defined in the Merger Agreement), determines in good faith after consultation with Carbonite’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, the Carbonite Board may, in response to material events, changes or developments in circumstances, unrelated to an alternative acquisition proposal, that were not known to or reasonably foreseeable by the Carbonite Board as of or prior to entering into the Merger Agreement, take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase under the section “— The Merger Agreement — The Carbonite Board’s Recommendation; Adverse Recommendation Change”). OpenText is entitled to terminate the Merger Agreement in the event that the Carbonite Board changes its recommendation for any reason, in which event Carbonite will have an obligation to pay to OpenText a termination fee of $28,902,775 (as more fully described in the Offer to Purchase under the sections “— The Merger Agreement — Termination of the Merger Agreement” and “— The Merger Agreement —Termination Fees and Expense Reimbursement”).

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Extension of the Offer. Merger Sub’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Merger Sub is required to extend the Offer beyond the initial expiration date by (i) periods of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement expires or terminates, (ii) any applicable period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq; and (iii) at the request of Carbonite, an additional period of up to ten (10) business days per extension (or such longer period as OpenText, Merger Sub and Carbonite may agree), on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied (except that Merger Sub shall not be required to extend the Offer on more than three (3) occasions if all conditions other than the Minimum Condition are satisfied or waived).

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End Date. The termination date under the Merger Agreement on which either OpenText or Carbonite, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Carbonite would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires OpenText to use its reasonable best efforts to consummate the Offer and the Merger.

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Company Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Company Material Adverse Effect” has occurred. In particular, any event generally affecting the industries in which Carbonite and its subsidiaries operate, or the economy generally, or other general business, financial or market conditions, in each case, to the extent such event does not disproportionately affect Carbonite relative to other participants in the industries in which Carbonite and its subsidiaries operate, is excluded from the determination of whether a “Company Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights”.

The Carbonite Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

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No Ongoing Equity Interest in Carbonite. The Offer and the Merger would preclude Carbonite’s stockholders from having the opportunity to directly participate in the future performance of Carbonite’s assets and any potential future appreciation of the value of the Shares. However, the Carbonite Board considered (i) that, as of November 8, 2019, the Shares were trading at an approximately 25% discount to the Shares’ 52-week high; (ii) that the failure to announce a business combination transaction in conjunction with third quarter 2019 results would likely cause the share price to decline further; and (iii) its belief that any potential future appreciation of the value of the Shares would occur over a relatively long timeframe.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Carbonite from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Carbonite Board also considered the fact that the right afforded to OpenText under the Merger Agreement to match an alternative acquisition proposal that the Carbonite Board determines in good faith is a Superior Proposal (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Carbonite.

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The Termination Fee. Carbonite may be required to pay the $28,902,775 termination fee if the Merger Agreement is terminated under certain circumstances, including by Carbonite to accept a Superior Proposal (as defined in the Merger Agreement). The Carbonite Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on Carbonite’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Carbonite’s business prior to the consummation of the Merger, requiring Carbonite to conduct its business in the ordinary course and refrain from taking specified actions. The Carbonite Board considered that such restrictions may delay or prevent Carbonite from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. The possibility that Carbonite’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

•

Risks the Merger Might Not Be Completed. Although Carbonite expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Carbonite Board considered the risks and costs to Carbonite if the Offer is not completed or the Merger is not consummated, including the diversion of Carbonite’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Carbonite, the significant transaction costs incurred in connection with negotiating and entering into the Merger Agreement and the potential effect on the trading price of the Shares.

•

Potential Conflicts of Interest. The Carbonite Board considered the potential conflict of interest created by the fact that Carbonite’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Carbonite and Its Executive Officers and Directors”.

•

Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S., and the requirement to make antitrust filings and obtain antitrust consent in Germany (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the conditions that (i) there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets; (ii) OpenText and Merger Sub are not required to litigate or participate in any legal proceeding with any governmental body in order to obtain antitrust consents and approvals; and (iii) OpenText and Merger Sub are not required to accept or agree to any limitation on ownership or operations, or to dispose of or hold separate any portion of the business or assets of Carbonite, OpenText, Merger Sub or any of their affiliates if such action would reasonably be expected to have a Burdensome Effect (as more fully described under the heading “Item 8. Additional Information — Regulatory Approvals”).

The foregoing discussion of the information and reasons considered by the Carbonite Board is not intended to be exhaustive, but includes the material reasons considered by the Carbonite Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Carbonite Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Carbonite Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Carbonite Board may have been influenced to a greater or lesser degree by different factors. The Carbonite Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

To Carbonite’s knowledge, after making reasonable inquiry, all of Carbonite’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Carbonite does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, in anticipation of entering into an acquisition agreement for Webroot, Carbonite’s management prepared non-public, unaudited, risk-adjusted prospective financial information for calendar years ending December 31, 2018 through December 31, 2022, reflecting the projected financial results of Carbonite and Webroot on a pro forma combined basis, assuming the Webroot acquisition occurred on January 1, 2018 (the “February Forecasts”). Subsequently, in anticipation of commencing outreach to third parties concerning a potential strategic transaction involving Carbonite, at the August 10, 2019 Carbonite Board meeting, the Carbonite Board instructed Carbonite’s management to update the February Forecasts for calendar years ending December 31, 2018 through December 31, 2022, which updated forecasts were then disclosed to and adopted by the Carbonite Board on September 9, 2019 (the “September Forecasts”, and together with the February Forecasts, the “Forecasts”).

Carbonite is including a summary of each of the Forecasts in this Schedule 14D-9 to provide Carbonite’s stockholders access to the Forecasts made available to the Carbonite Board in connection with its consideration of potential strategic transactions. The September Forecasts were provided by Carbonite’s management to J.P. Morgan for its use in connection with rendering its opinion to the Carbonite Board and performing its financial analyses. The September Forecasts were made available to OpenText, Party A, Party B, Party C, Party D, Party E, Party F and seven other parties with whom Carbonite had executed non-disclosure agreements; on September 23, 2019, the September Forecasts were made available to Party H and on September 24, 2019, the September Forecasts were made available to Party G.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, none of the Forecasts were prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Carbonite Board and the September Forecasts were used by J.P. Morgan in connection with rendering its opinion to the Carbonite Board and performing its related financial analysis. The Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Each of the Forecasts, although presented with numerical specificity, necessarily reflects numerous variables, estimates and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Carbonite’s business and its results of operations. Each of the Forecasts was prepared by Carbonite’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Carbonite’s control. Each of the Forecasts was developed solely using the information available to Carbonite’s management at the time they were created and reflects assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to, Carbonite’s ability to integrate the Webroot acquisition and achieve the anticipated benefits of such acquisition and other continued challenges with respect to the integration of acquired companies; Carbonite’s ability to profitably attract new customers and retain existing customers; Carbonite’s dependence on the market for cloud backup services, and its ability to manage growth, changes in economic or regulatory conditions or other trends affecting the Internet and the information technology industry; the risk that Carbonite may not be able to sustain profitability or positive cash flow; the need to expand Carbonite’s base of small and medium business customers to ensure future growth; and other risk factors described in Carbonite’s annual report on Form 10-K for the fiscal year ended December 31, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the cybersecurity industry is, in particular, a highly speculative endeavor.

Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Carbonite, OpenText, Merger Sub or their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts, and the September Forecasts in particular, necessarily predictive of actual future events, and none of the Forecasts should be relied upon as such. None of Carbonite, OpenText or Merger Sub or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Forecasts.

The Forecasts were prepared assuming Carbonite’s continued operation as a stand-alone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to Carbonite’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Carbonite’s management believed the assumptions used in the preparation of these

Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions regarding Carbonite’s expectation that its overall revenue would increase, driven by robust demand for endpoint security products offsetting softness in the data protection market; Carbonite’s terminal growth rate; Carbonite’s improved profitability; overall improvement in Carbonite’s adjusted EBITDA margin driven by the successful integration of Webroot and achievement of subsequent cost reduction synergies; Carbonite’s effective tax rate; changes in net working capital; and other relevant factors related to Carbonite’s long-range operating plan. The foregoing is a summary of certain key assumptions made in either or both of the Forecasts and does not purport to be a comprehensive overview of all assumptions reflected in each of the Forecasts.

Carbonite undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Carbonite, or, to the knowledge of Carbonite, OpenText or Merger Sub, intends to make publicly available any update or other revisions to any of the Forecasts, except as otherwise required by law.

The pro forma Forecasts for the applicable calendar years are summarized below (in millions):

The February Forecasts

($mm)	2018A	2019E	2020E	2021E	2022E
Revenue	$529	$564	$612	$672	$740

Total Cost of Sales	$98	$100	$106	$112	$119

Gross Profit incl. Synergies	$431	$464	$506	$560	$622

Total Gross Margin	81%	82%	83%	83%	84%
Sales & Marketing	$144	$156	$166	$181	$196
General & Administrative	$59	$64	$63	$61	$71
Research & Development	$107	$112	$117	$123	$130

Non-GAAP Operating Expenses incl. Synergies	$310	$332	$345	$365	$396

Operating Expense % of Revenue	59%	59%	56%	54%	53%
Less: Integration Costs	—	$2	$1	$0	—

Non-GAAP Operating Income incl. Synergies	$121	$130	$160	$195	$226

Operating Margin	23%	23%	26%	29%	31%
Interest Expense and Other Income	$39	$36	$28	$19	$9
Taxes	$20	$23	$33	$44	$54
Tax Rate	25%	25%	25%	25%	25%

Net Income incl. Synergies	$61	$70	$99	$132	$162

Net Income Margin	12%	12%	16%	20%	22%
Weighted Average Shares Outstanding	33.7	36.6	38.4	40.4	42.4

Earnings per Share incl. Synergies	$1.82	$1.91	$2.57	$3.26	$3.83

Total Adjusted EBITDA incl. Synergies	$134	$150	$182	$218	$250

Adjusted EBITDA Margin	25%	27%	30%	32%	34%

In addition, at the direction of Carbonite’s management, RBCCM calculated, based on the February Forecasts and other projected financial information provided by Carbonite’s management, unlevered free cash flows for calendar years 2018-2019 for use in certain of its financial analyses relating to the February Forecasts. The following is a summary of the unlevered free cash flows, which were calculated as adjusted EBITDA, adjusted for stock-based compensation, less capital expenditures, less increases in net working capital, in each case based on the February Forecasts or other projected financial information. The calculation does not take into account the effect of any net operating losses.

	Excluding Cost Savings		Including Cost Savings
	2018A	2019E	2018A	2019E
Unlevered Free Cash Flow
($ in millions)	$107	$111	$110	$114

The September Forecasts

($mm)	2018A	2019E	2020E	2021E	2022E
Revenue	$528	$540	$547	$579	$619

Total Cost of Sales	$99	$96	$96	$98	$102

Non-GAAP Gross Profit	$429	$444	$450	$481	$517

Total Gross Margin	81.2%	82.2%	82.4%	83.0%	83.5%
Sales & Marketing	$144	$143	$146	$151	$161
General & Administrative	$57	$57	$55	$55	$56
Research & Development	$110	$108	$107	$112	$119

Non-GAAP Operating Expenses	$311	$308	$308	$318	$336

Operating Expense % of Revenue	58.9%	57.1%	56.4%	54.8%	54.2%

Non-GAAP Operating Income	$118	$136	$142	$163	$181

Operating Margin	22.3%	25.2%	26.0%	28.2%	29.3%
Interest Expense and Other Income	$3	$29	$29	$21	$15
Taxes	$8	$24	$25	$31	$37
Tax Rate	6.9%	22.7%	22.0%	22.0%	22.0%

Net Income	$107	$83	$88	$111	$130

Net Income Margin	20.2%	15.3%	16.1%	19.2%	20.9%
Weighted Average Shares Outstanding	33.8	35.0	34.6	34.6	34.6

Earnings per Share	$3.16	$2.37	$2.54	$3.22	$3.75

Total Adjusted EBITDA	$136	$150	$159	$179	$197

Adjusted EBITDA Margin	25.7%	27.7%	29.0%	30.8%	31.8%

Unlevered Free Cash Flow	—	$117	$141	$167	$182

Carbonite’s management calculated, based on the September Forecasts and other projected financial information available to Carbonite’s management, unlevered free cash flows for the calendar years ending December 31, 2019 through December 31, 2022, which were calculated by subtracting the cash paid for the purchase of property and equipment and adding the payments related to acquisitions, restructuring, litigation and interest expense to net cash provided by operating activities. In addition, at the direction of Carbonite’s management, J.P. Morgan calculated, based on the September Forecasts and other projected financial information provided by Carbonite’s management, unlevered free cash flows for the fourth quarter of calendar year ending 2019 and calendar years ending December 31, 2020 through December 31, 2022, as well as terminal unlevered free cash flows, for use in certain of its financial analyses relating to the September Forecasts, which in each case was reviewed and approved by Carbonite management. The following is a summary of the unlevered free cash flows that J.P. Morgan calculated, which were calculated as adjusted EBITDA, adjusted for stock-based compensation (which was estimated to be $6 million in the fourth quarter of calendar year 2019 and $22 million in each of calendar years ending December 31, 2020 through December 31, 2022), less taxes, less capital expenditures, less increases in net working capital, in each case based on the September Forecasts or other projected financial information provided by Carbonite’s management. Carbonite management also provided to J.P. Morgan for J.P. Morgan’s discounted cash flow financial analyses, estimated tax savings available for discounting of $4 million in the calendar year ending December 31, 2019, $18 million in the calendar year ending December 31, 2020, $14 million in the calendar year ending December 31, 2021 and $0 in the calendar year ending December 31, 2022, based on an estimated net operating losses balance of $191 million and R&D tax credit carryforwards balance of $10 million that Carbonite management estimated were available for utilization as of September 30, 2019.

	Q4 2019E	2020E	2021E	2022E	Terminal
Unlevered Free Cash Flow(1)
($ in millions)	$17	$96	$115	$130	$125

(1)

Assumes a valuation date of September 30, 2019; reflects $530 million net debt as of September 30, 2019; if the share price is greater than the conversion price of the convertible note, any incremental dilution is added to the shares outstanding; 2019E financials are pro forma for Webroot acquisition (closed March 2019); Mozy included in financials as reported (closed March 2018).

None of Carbonite or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Carbonite compared to the information contained in any of the Forecasts or that projected results will be achieved consistent with any of the Forecasts or at all. Carbonite has made no representation to OpenText or Merger Sub, in the Merger Agreement or otherwise, concerning any of the Forecasts.

In light of the foregoing factors and the uncertainties inherent in each the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of Carbonite’s Financial Advisor

Pursuant to an engagement letter dated October 31, 2019, Carbonite retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the Carbonite Board on November 10, 2019, J.P. Morgan rendered its oral opinion to the Carbonite Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Carbonite’s common stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its November 10, 2019 oral opinion by delivering its written opinion to the Carbonite Board, dated November 10, 2019, that, as of such date, the consideration to be paid to the holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan dated November 10, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Carbonite’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Carbonite Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the consideration to be paid in the Offer and Merger and did not address any other aspect of the proposed Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of Carbonite or as to the underlying decision by Carbonite to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Carbonite as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated November 9, 2019 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Carbonite and the industries in which it operates;

•

compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Carbonite with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Carbonite’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Carbonite relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Carbonite and OpenText with respect to certain aspects of the Offer and the Merger, and the past and current business operations of Carbonite, the financial condition and future prospects and operations of Carbonite, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Carbonite and OpenText or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness, and pursuant to its engagement letter with Carbonite, it did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Carbonite or OpenText under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Carbonite to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Carbonite and OpenText in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Carbonite with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on Carbonite or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Carbonite’s common stock in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of Carbonite or as to the underlying decision by Carbonite to engage in the Offer and the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the consideration to be paid to the holders of Carbonite’s common stock in the Offer and the Merger or with respect to the fairness of any such compensation.

The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s length negotiations between Carbonite and OpenText, and the decision to enter into the Merger Agreement was solely that of Carbonite Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Carbonite Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Carbonite Board or management with respect to the proposed Offer and Merger or the Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to Carbonite Board on November 10, 2019 and contained in the presentation delivered to Carbonite Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Carbonite with similar data for the following selected publicly traded companies:

•	Symantec Corporation

•	OpenText

•	Trend Micro Inc.

•	Avast Plc

•	LogMeIn, Inc.

•	Teradata Corporation

•	Sophos Group plc

•	Commvault Systems, Inc.

For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies was based on information J.P. Morgan obtained from public filings, equity analyst research reports and publicly available information obtained from FactSet Research Systems. The multiples for each of the selected companies were based on such information. Among other calculations, with respect to Carbonite and the selected companies, J.P. Morgan calculated each of such company’s firm value to the equity research analyst estimates of such company’s Adjusted EBITDA (defined as earnings before interest, tax, depreciation and amortization excluding stock-based compensation expense) for the calendar year ended 2020 (the “FV/2020E Adjusted EBITDA”).

This analysis resulted in the following FV/2020E Adjusted EBITDA multiples: 7.9x for Symantec Corporation, 11.4x for OpenText, 10.5x for Trend Micro Inc., 13.6x for Avast Plc, 9.1x for LogMeIn, Inc., 8.0x for Teradata Corporation, 21.5x for Sophos Group plc and 16.8x for Commvault Systems, Inc. The median and mean FV/2020E Adjusted EBITDA multiples were 10.9x and 12.3x, respectively. J.P. Morgan also noted Carbonite’s FV/2020E Adjusted EBITDA multiple of 6.7x based on the unaffected closing price per share of Company common stock on September 5, 2019. Based on this analysis, J.P. Morgan then derived a multiple reference range of 7.0x – 10.0x for FV/ 2020E Adjusted EBITDA. After applying such ranges to the forecasted 2020 Adjusted EBITDA of Carbonite, as set forth in the September Forecasts (See “Item 4. The Solicitation or Recommendation—Certain Financial Projections” below for a description of the September Forecasts), the analysis indicated the following implied per share equity values of Carbonite’s common stock, as compared to (i) the unaffected closing price per share of Carbonite common stock of $12.93 as of September 5, 2019 (the last trading day prior to public rumors of a potential sale of Carbonite); (ii) the closing price per share of Carbonite common stock of $18.40 as of November 8, 2019; and (iii) Merger Consideration of $23.00 per share of Carbonite common stock:

Public Trading Analysis Implied Equity Value Per Share of Carbonite Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
2020E FV/Adjusted EBITDA	$	15.00 – 27.00

Selected Transaction Analysis

Using publicly available information, and publicly available analyst research estimates, J.P. Morgan examined selected transactions with respect to the firm value implied for the target company as a multiple of the target company’s next twelve-month period Adjusted EBITDA, at the time of the transaction announcement (which is referred to as “FV/NTM EBITDA”). These transactions were selected, among other reasons, because the transactions occurred within a period that J.P. Morgan deemed relevant and the businesses involved in these transactions operated in relevant industries and/or had similar financial profiles. The transactions considered and the applicable multiples are as follows:

Announcement Date	Target	Acquirer	FV/NTM EBITDA Multiple
October 14, 2019	Sophos Group plc	Thoma Bravo, LLC	29.5x
July 26, 2019	Monotype Imaging Holdings Inc.	HGGC, LLC	10.7x
February 7, 2019	Webroot Inc.	Carbonite	~9.3x
December 10, 2018	Travelport Worldwide Limited	Siris Capital Group, LLC and Evergreen Coast Capital Corp.	7.2x
September 6, 2018	Intralinks Holdings, Inc.	SS&C Technologies Holdings, Inc.	10.4x
July 11, 2018	CA Technologies	Broadcom Inc.	9.5x
November 27, 2017	Barracuda Networks, Inc.	Thoma Bravo, LLC	16.7x
December 7, 2016	Intralinks Holdings, Inc.	Synchronoss Technologies, Inc.	12.3x
November 21, 2016	LifeLock, Inc.	Symantec Corp.	22.8x
July 26, 2016	Epiq Systems, Inc.	OMERS Private Equity & Harvest Partners, LP	8.6x
July 6, 2016	AVG Technologies N.V.	Avast Plc	8.8x
November 30, 2015	Industrial & Financial Systems AB	EQT Partners	12.4x
November 2, 2015	Constant Contact, Inc.	Endurance International Group Holdings, Inc.	10.3x
May 6, 2013	BMC Software Inc.	Bain Capital, Golden Gate Capital, GIC Pte Ltd. & Insight Venture Partners	7.8x

Based on the results of these analyses and other factors that J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan applied a FV/NTM EBITDA multiple range of 7.5x – 10.5x to the appropriate metrics of Carbonite, which were based on the projected financial information of Carbonite for the twelve (12) months following September 30, 2019. These analyses indicated the following implied equity values, as compared to (i) the unaffected closing price per share of Carbonite common stock of $12.93 as of September 5, 2019 (the last trading day prior to public rumors of a potential sale of Carbonite); (ii) the closing price per share of Carbonite common stock of $18.40 as of November 8, 2019; and (iii) the Merger Consideration of $23.00 per share of Carbonite common stock:

Transaction Analysis Implied Equity Value Per Share of Carbonite Common Stock

Implied Value Per Share (rounded to the nearest $0.25)
FV/NTM EBITDA	$16.75 – 28.50

No company, business or transaction used in this analysis is identical to Carbonite or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Carbonite and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share of Carbonite common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which are referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that Carbonite is expected to generate beginning with the fourth quarter of 2019 through the end of calendar year 2022 based upon the September Forecasts. J.P. Morgan also calculated a range of terminal values for Carbonite at December 31, 2022 by applying perpetual growth rates ranging from 0.0% to 1.0% (which range was based on discussions with, and reviewed and approved by, Carbonite’s management) for unlevered free cash flow of Carbonite during the terminal period of the projections. J.P. Morgan also included the value of additional tax savings from the usage of net operating losses and research and development credit carry forwards of Carbonite (which savings, based on forecasts provided by Carbonite’s management and applying the discount rates referred to below, were estimated to be approximately $33.0 million), as well as Carbonite’s net debt of $530 million, in each case as of September 30, 2019. The unlevered free cash flows and the range of terminal values were then discounted to present values as of September 30, 2019 using a discount rate range of 9.0% to 11.0%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Carbonite. The present value was then divided by the number of fully diluted shares of Carbonite common stock outstanding as of September 30, 2019 to arrive at a reference range of implied equity values per share of Carbonite common stock of $16.75 to $27.00 (rounded to the nearest $0.25), as compared to (i) the unaffected closing price per share of Carbonite common stock of $12.93 as of September 5, 2019 (the last trading day prior to public rumors of a potential sale of Carbonite); (ii) the closing price per share of Carbonite common stock of $18.40 as of November 8, 2019; and (iii) the Merger Consideration of $23.00 per share of Carbonite common stock.

Other Information

J.P. Morgan observed certain additional information that was not considered part of J.P. Morgan’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:

52-Week Historical Trading Range

J.P. Morgan reviewed the 52-week trading range of Company’s share prices for the period ending November 7, 2019, which was $11.86 to $30.65 per share of Carbonite common stock, and compared it to (i) the unaffected closing price per share of Carbonite common stock of $12.93 as of September 5, 2019 (the last trading day prior to public rumors of a potential sale of Carbonite); (ii) the closing price per share of Carbonite common stock of $18.40 as of November 8, 2019; and (iii) the Merger Consideration of $23.00 per share of Carbonite common stock. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Analyst Price Targets

J.P. Morgan reviewed the price targets of certain publicly available equity research analyst price targets for Carbonite’s common stock available as of November 8, 2019, which provided a reference range of $16.00 to $35.00 per share of Carbonite common stock. J.P. Morgan also reviewed the median of the price targets of such publicly available equity research analysts for Carbonite, which was $25.00 per share of Carbonite common stock. J.P. Morgan compared the analyst price targets analysis to (i) the unaffected closing price per share of Carbonite common stock of $12.93 as of September 5, 2019 (the last trading day prior to public rumors of a potential sale of Carbonite); (ii) the closing price per share of Carbonite common stock of $18.40 as of November 8, 2019; and (iii) the Merger Consideration of $23.00 per share of Carbonite common stock. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Carbonite. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Carbonite, and none of the selected transactions reviewed were identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Carbonite. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Carbonite and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise Carbonite with respect to the Offer and the Merger and deliver an opinion to Carbonite Board with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Carbonite and the industries in which it operates.

J.P. Morgan received a fee from Carbonite of approximately $4.3 million in connection with the delivery of its opinion. Carbonite has agreed to pay J.P. Morgan a transaction fee of approximately $17.3 million, against which the foregoing fee will be credited, upon the consummation of the Offer and the Merger. J.P. Morgan may also receive a fee equal to 15% of any break-up fee received by Carbonite in connection with the termination, abandonment or failure to occur of any proposed Offer and Merger. In addition, Carbonite has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two (2) years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Carbonite and OpenText for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on OpenText’s refinancing of its revolving credit facility in October 2019. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1.0 % of the outstanding common stock of each of Carbonite and OpenText. During the two-year period preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from Carbonite were approximately $150,000 and from OpenText were approximately $1.1 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Carbonite or OpenText for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Carbonite retained J.P. Morgan to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, J.P. Morgan delivered the opinion and is entitled to be paid the fees described in Item 4 under the heading “—Opinion of Carbonite’s Financial Advisor”.

Additional information pertaining to the retention of J.P. Morgan by Carbonite in Item 4 under the heading “—Opinion of Carbonite’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Carbonite nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Carbonite’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Carbonite, for which services no additional compensation will be paid.

ITEM 6. INTEREST	IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of Company RSUs and Company PSUs and issuances by Carbonite with respect thereto, (ii) the scheduled vesting of Company Options, (iii) the scheduled vesting of restricted Shares and (iv) the grant of Company Options, Company RSUs, Company PSUs and restricted Shares in the ordinary course, no transactions with respect to Shares have been effected by Carbonite, or, to the knowledge of Carbonite after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES	OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Carbonite is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Carbonite’s securities by Carbonite or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Carbonite or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Carbonite or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Carbonite.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Carbonite Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL	INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Carbonite and Its Executive Officers and Directors” is incorporated herein by reference.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Carbonite’s executive officers who are designated as named executive officers in the Definitive Proxy Statement filed on April 5, 2019 or who have become named executive officers since the filing of that Definitive Proxy Statement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term describes the transaction-related compensation that will or may be payable to Carbonite’s named executive officers listed below. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the Item 402(t) table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the transactions may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Carbonite’s named executive officers would receive, assuming that (i) the Effective Time occurs on December 24, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Carbonite’s actively employed named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) there are no unvested options held by any executive officer or director; (iv) Company PSUs vest according to change in control vesting provisions of the applicable awards; (v) restrictions on all unvested restricted stock will lapse; (vi) no named executive officer receives any additional equity grants on or prior to the Effective Time; and (vii) no named executive officer enters into any new agreement with Carbonite or OpenText or otherwise becomes legally entitled to, prior to the Effective Time, additional compensation or benefits. The Departed NEOs have ceased employment with Carbonite and generally will not be receiving benefits as a result of the Transactions.

Golden Parachute Compensation

Name (1)	Cash ($) (2)	Equity ($) (3)	Pension/ NQDC ($) (4)	Perquisites/ Benefits ($) (5)	Tax Reimbursement ($) (6)	Total ($)
Stephen Munford	243,079	4,111,687	n/a	n/a	n/a	4,354,766
Anthony Folger	649,981	1,629,918	n/a	26,010	n/a	2,305,909
Danielle Sheer	n/a	n/a	n/a	n/a	n/a	n/a
Norman Guadagno	n/a	n/a	n/a	n/a	n/a	n/a
Paul Mellinger	163,909	n/a	n/a	8,670	n/a	172,579
Deepak Mohan	n/a	n/a	n/a	n/a	n/a	n/a

(1)

Under relevant SEC rules, Carbonite is required to provide information in this table with respect to its named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of Carbonite’s most recent proxy statement. While disclosure was required with respect to Departed NEOs, each Departed NEO has ceased employment with Carbonite prior to the execution of the Merger Agreement and will generally not receive any compensation based on or otherwise related to the Transactions.

(2)

The amounts in this column represent the 2019 annual bonus and cash severance payments that would be payable to each named executive officer, in the case of severance upon a qualifying termination under the Senior Executive Severance Plan (to the extent the officer is eligible to participate in such plan). Mr. Munford is not eligible to participate in this plan. The 2019 annual bonus is “single trigger,” meaning no termination of employment is required in order for it to be payable. The Senior Executive Severance Plan provides for separation pay and benefits on a “double trigger” basis, meaning upon a termination in connection with or occurring within twelve (12) months following a change of control by Carbonite which will occur in connection with the Transactions without cause or by the executive officer for good reason (as defined in the plan). Subject to execution and delivery of a release, the following separation pay and benefits are provided: (i) the sum of the executive officer’s annual base salary and the total target bonus, as if it had been achieved at 100% for the fiscal year in which the change in control occurred, payable in cash, in one lump-sum payment within sixty (60) days following the date of termination and (ii) in the event the executive officer timely elects to continue healthcare coverage pursuant to COBRA, Carbonite will pay a lump-sum equal to eighteen (18) times Carbonite’s portion of the executive officer’s monthly premium payments. Mr. Folger’s annual bonus was equal to $256,053 and his severance pay was equal to $393,928. Pursuant to the Mellinger Separation Agreement, Mr. Mellinger will receive the following benefits subject to the execution of his release of claims and the lapse of his review period: (i) severance pay equal to $163,909.00 payable in the next regularly scheduled payroll after the expiration of the revocation period for the release and (ii) a payment in respect of continuation of COBRA coverage for six (6) months.

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer for cancellation of restricted Shares, Company PSUs and Company RSUs held by such named executive officer at the Effective Time. The value of restricted Shares, Carbonite RSUs and PSUs is calculated by multiplying the number of Shares subject to such restricted Share, Company RSU or PSU by the Offer Price. The amounts in this column are considered “single-trigger.” The following table breaks down the dollar amounts in this column by type of Carbonite equity award:

Name	Company RSUs ($)	Company PSUs ($)	Restricted Shares ($)
Stephen Munford	2,293,008	1,629,918	188,761
Anthony Folger	n/a	1,629,918	n/a
Danielle Sheer	n/a	n/a	n/a
Norman Guadagno	n/a	n/a	n/a
Paul Mellinger	n/a	n/a	n/a
Deepak Mohan	n/a	n/a	n/a

(4)	No payments are due to any named executive officer under any pension or nonqualified deferred compensation plan in connection with the Transactions.
(5)

The amounts in this column represent the estimated value of Carbonite-paid COBRA premiums. The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time under the Senior Executive Severance Plan (to the extent the executive is eligible to participate in such plan).

(6)	No named executive officer is entitled to tax reimbursement or gross up payments with respect to transaction-related compensation.

Vote Required to Approve the Merger

The Carbonite Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Carbonite does not anticipate seeking the approval of Carbonite’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Carbonite, OpenText and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of Carbonite in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Carbonite is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of OpenText and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of Carbonite as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Carbonite Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Carbonite in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, OpenText and Carbonite may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Carbonite a written demand for appraisal of their Shares, which demand must reasonably inform Carbonite of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Carbonite of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES

FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Attention: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Carbonite’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Carbonite in accordance with Section 262 of the DGCL. Within one hundred twenty (120) days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Carbonite’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Carbonite’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Carbonite, please see Carbonite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 28, 2019, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of OpenText and Carbonite expects to file Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of OpenText and/or Carbonite. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Carbonite does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Regulatory Filings in Germany

The acquisition of Shares pursuant to the Offer is subject to the German Act against Restraints of Competition, as amended, and requires approval by the German Federal Cartel Office (the “FCO”) within a one (1)-month review period. The review period will expire one (1) month after submission of the notification to the FCO unless the FCO notifies the parties within the one (1)-month review period after the date of filing of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three (3) months. The acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the one (1) month review period or the extended review period.

Based upon an examination of publicly available information and other information relating to the businesses in which Carbonite is engaged, OpenText and Carbonite believe that neither the purchase of Shares by Merger Sub pursuant to the Offer nor the consummation of the Merger should result in a significant impediment to effective competition or creates or strengthens a dominant position in any relevant market pursuant to German antitrust laws. Nevertheless, OpenText or Carbonite cannot be certain that the FCO will not raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be. Although there is no assurance that the FCO will not raise objections to the Offer or the Merger on antitrust grounds, or if such objections are raised, what the result will be, we do not expect them to do so.

Carbonite is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and German antitrust laws that would be required for OpenText’s or Merger Sub’s acquisition or ownership of Shares.

Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s acquisition or investment threatens to impair the national security of the U.S. and that such threat cannot be adequately and appropriately resolved through a CFIUS mitigation agreement or other existing law. The Committee on Foreign Investment in the United States (“CFIUS”), pursuant to Section 721, has been delegated the authority to review proposed transactions, including, when appropriate, by receiving a notice of a proposed transaction, conducting a review of a proposed transaction, determining when an investigation of a proposed transaction is warranted, conducting an investigation, requiring mitigation measures and submitting recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not in all circumstances required to, submit to CFIUS a voluntary notice of a transaction. CFIUS also has the power to initiate reviews on its own in the absence of a notification. The parties currently plan to file a joint voluntary notice with CFIUS, though the conclusion of the CFIUS process is not a condition to closing.

Forward-Looking Statements

The information contained in this Schedule 14D-9 is as of November 25, 2019. Carbonite assumes no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments.

This Schedule 14D-9 contains forward-looking information related to Carbonite, OpenText and the proposed acquisition of Carbonite by OpenText that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, Carbonite’s and OpenText’s plans, objectives, expectations and intentions and the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Carbonite’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; Carbonite’s ability to integrate the Webroot acquisition and achieve the expected benefits of such acquisition; Carbonite’s ability to profitably attract new customers and retain existing customers; Carbonite’s dependence on the market for cloud backup services, and its ability to manage growth, changes in economic or regulatory conditions or other trends affecting the Internet and the information technology industry; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; and changes in tax and other laws, regulations, rates and policies.

A further description of risks and uncertainties relating to Carbonite can be found in Carbonite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.carbonite.com.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 25, 2019 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of summary advertisement, published in The New York Times on November 25, 2019 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(A)	Opinion of J.P. Morgan Securities LLC, dated November 10, 2019 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Carbonite Press Release, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(C)	OpenText Press Release, dated November 11, 2019 (incorporated herein by reference to the Schedule TO-C filed by OpenText with the SEC on November 12, 2019).

(a)(5)(D)	Tweet from Carbonite, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(E)	Tweet from Webroot, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(F)	Tweet from Webroot EMEA, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(G)	Facebook post from Carbonite, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(H)	Facebook post from Webroot, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(I)	LinkedIn post from Carbonite, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(J)	LinkedIn post from Webroot, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(K)	Employee Q&A, issued November 11, 2019 (incorporated herein by reference to Exhibit 99.9 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(L)	Webroot Community Post, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.10 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(M)	Email from Carbonite’s CEO to employees, sent on November 11, 2019 (incorporated herein by reference to Exhibit 99.11 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(N)	Carbonite letter to customers, first used November 12, 2019 (incorporated herein by reference to Exhibit 99.12 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(O)	Webroot letter to customers, first used November 12, 2019 (incorporated herein by reference to Exhibit 99.13 to the Schedule 14D-9C filed by Carbonite with the SEC on November 12, 2019).

(a)(5)(P)	Webroot letter to customers, first used November 14, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Carbonite with the SEC on November 14, 2019).

(a)(5)(Q)	Transcript of OpenText Corporation investor call on November 11, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by OpenText with the SEC on November 15, 2019).

(a)(5)(R)	Presentation made available by Open Text Corporation on its website to investors on November 11, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by OpenText with the SEC on November 15, 2019).

(a)(5)(S)	Message to Carbonite, Inc. employees on November 11, 2019, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by OpenText with the SEC on November 15, 2019).

(a)(5)(T)	Tweets and retweets posted on November 11, 2019 and November 13, 2019 by Open Text Corporation and certain of its executives (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by OpenText with the SEC on November 15, 2019).

(a)(5)(U)	LinkedIn posts or likes made on November 11, 2019, November 12, 2019, and November 13, 2019 by Open Text Corporation and certain of its executives (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by OpenText with the SEC on November 15, 2019).

(a)(5)(V)	Excerpt from Webroot Inc.’s November Newsletter, disseminated on November 21, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Carbonite with the SEC on November 21, 2019).

(a)(5)(W)	Excerpt from Webroot Inc.’s weekly internal newsletter, disseminated on November 21, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Carbonite with the SEC on November 21, 2019).

(e)(1)	Agreement and Plan of Merger, dated November 10, 2019, among Carbonite, Inc., Open Text Corporation and Coral Merger Sub Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Carbonite with the SEC on November 12, 2019).

(e)(2)	Confidentiality Agreement, dated June 21, 2019, between Carbonite, Inc. and Open Text Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Employment Agreement, between Carbonite, Inc. and Stephen Munford, dated July 25, 2019 (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on July 25, 2019).

(e)(4)	Offer Letter, between Carbonite and Linda Connly (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on February 7, 2019).

(e)(5)	Offer Letter, between Carbonite Inc. and Anthony Folger, dated November 21, 2012 (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on January 2, 2013).

(e)(6)	Offer Letter, between Carbonite and Craig Stilwell, dated June 11, 2019 (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on July 1, 2019).

(e)(7)	Promotion Letter, between Carbonite and Chad Bacher, dated September 2, 2019 (incorporated herein by reference to Exhibit 10.2 to Carbonite’s Form 8-K filed with the SEC on September 4, 2019).

(e)(8)	Promotion Letter, between Carbonite and Cassandra Hudson, dated October 28, 2014 (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on November 3, 2014).

(e)(9)	Promotion Letter, between Carbonite and Hal Lonas, dated September 3, 2019 (incorporated herein by reference to Exhibit 10.3 to Carbonite’s Form 8-K filed with the SEC on September 4, 2019).

(e)(10)	Promotion Letter, between Carbonite and John Post, dated September 3, 2019 (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Form 8-K filed with the SEC on September 4, 2019).

(e)(11)	2017 Employee Stock Purchase Plan (incorporated herein by reference to Appendix B to Carbonite’s definitive proxy statement filed with the SEC on March 27, 2017).

(e)(12)	Carbonite Inc. Employee Severance Plan, effective April 2016, as amended July 26, 2018 (incorporated herein by reference to Exhibit 10.3 to Carbonite’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2018).

(e)(13)	2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.2 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(14)	Form of Stock Restriction Agreement pursuant to the 2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.2 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(15)	Form of Stock Restriction Agreement pursuant to the 2011 Equity Award Plan. (incorporated herein by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on June 4, 2014).

(e)(16)	Form of Restricted Stock Unit Agreement pursuant to the 2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.27 to Carbonite’s Annual Report on Form 10-K filed with the SEC on March 5, 2014).

(e)(17)	Form of Restricted Stock Unit Agreement pursuant to the 2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.4 to Carbonite’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2018).

(e)(18)	Form of Performance-Based Restricted Stock Unit Award Agreement pursuant to the 2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.35 to Carbonite’s Annual Report on Form 10-k filed with the SEC on March 8, 2016).

(e)(19)	Form of Performance-Based Restricted Stock Unit Award Agreement pursuant to the 2011 Equity Award Plan (incorporated herein by reference to Exhibit 10.5 to Carbonite’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2018).

(e)(20)	Amended and Restated 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(21)	Form of Incentive Stock Option Agreement pursuant to the 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(22)	Form of Nonstatutory Stock Option Agreement pursuant to the 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(23)	Form of Stock Restriction Agreement pursuant to the 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Carbonite’s Amended Registration Statement on Form S-1/A filed with the SEC on July 13, 2011).

(e)(24)	Form of Indemnification Agreement by and between Carbonite, Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to Carbonite’s Annual Report on Form 10-K filed with the SEC on February 28, 2019).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2019

Carbonite, Inc.

By:	/s/ Stephen Munford
	Name:	Stephen Munford
	Title:	Interim Chief Executive Officer and President

Annex I

November 10, 2019

The Board of Directors

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (the “Company Common Stock”), of Carbonite, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Open Text Corporation Inc. (the “Acquiror”) and its wholly-owned subsidiary, Coral Merger Sub Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $23.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held by the Company (or held in the Company’s treasury), owned by the Acquiror or Acquisition Sub, or any direct or indirect wholly-owned subsidiary of the Company, the Acquiror (other than Acquisition Sub) or Acquisition Sub, and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 9, 2019 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

ln addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Acquiror’s refinancing of its revolving credit facility in October 2019. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

Annex II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.